SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Schedule TO
        Tender Offer Statement under Section 14(d)91) or 13(e)(1) of the
                        Securities Exchange Act of 1934

                              MARKET CENTRAL, INC.
                                    (issuer)

                              MARKET CENTRAL, INC.
                                    (offeror)

              Series A Convertible Preferred Stock, par value $.001
                         (Title of Class of Securities)

                                      N.A.
                      (CUSIP Number of Class of Securities)

                                Clifford A. Clark
                              Market Central, Inc.
                         7810 Ballantyne Commons Parkway
                                    Suite 300
                         Charlotte, North Carolina 28277
                                 (704) 319-5155

                                   Copies to:

                             Gerald L. Baxter,, Esq.
                             Greenberg Traurig, LLP
                             3290 Northside Parkway
                                    Suite 400
                             Atlanta, Georgia 30327
                                 (678) 553-2430

                            CALCULATION OF FILING FEE

         Transaction Valuation(s)                     Amount of Filing Fee
===============================================================================

               $ 12,614,601                                  $ 2,523

(a) Estimated solely for the purpose of determining the registration fee, and calculated based on the market value of the securities offered in exchange. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $.0002 for each $1.00 of the value of the transaction.

===============================================================================

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

|_| Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

|_|   third party tender offer subject to Rule 14d-1
|_|   going-private transaction subject to Rule 13e-3
|X|   issuer tender offer subject to Rule 13e-4
|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


===============================================================================

      This Issuer Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by Market Central, Inc. (the "Company"), a Delaware corporation, to exchange one (1) share of Company Common Stock par value $.001 ("Common Stock") and one (1) warrant to purchase one (1) share of the Company's Common Stock at $.85 per share with a term ending June 30, 2010 (the "Warrants") for one (1) share of the Company's Series A Convertible Preferred Stock (the "Preferred Stock"), upon the terms and subject to the conditions contained in the Memorandum dated April 21, 2005, as supplemented June 10, 2005 (the "Memorandum").

      This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.  Summary Term Sheet.

      The information under the heading "Summary of the Note Offering and Exchange Offer" in the Memorandum and in the Addendum to the Memorandum dated June 10, 2005 is incorporated herein by reference in answer to Item 1 of this Schedule TO.

Item 2.  Subject Company Information.

      (a) Name and Address. The name of the issuer of the Common Stock, Preferred Stock and Warrants is Market Central, Inc. The address of the principal executive offices of Market Central,, Inc. is 7810 Ballantyne Commons Parkway, Suite 300, Charlotte, North Carolina 28277. Its telephone number is
(704) 319-2220.

      (b) Securities. This Schedule TO relates to the offer by the Company to exchange one (1) share of Common Stock and one (1) Warrant for each share of validly tendered and accepted outstanding share of Preferred Stock. As of June 9, 2005, there were 5,557,005 shares of Preferred Stock outstanding.

      (c) Trading Market and Price. There is no established trading market for the Preferred Stock.

      (d) Dividends. No dividends have been paid during the past two (2) years with respect to the Preferred Stock. In connection with the Exchange Offer, the Company will accrue dividends in accordance with the terms of the Preferred Stock, issue additional shares of Preferred Stock in payment of such dividends, and exchange such aggregate shares of Preferred Stock to holders who validly tender outstanding Preferred Stock.

Item 3.  Identity and Background of Filing Person.

      (a) Name and Address. This is an issuer tender offer. The Company is the filing person. The information set forth in Item 2(a) above is incorporated herein by reference in answer to Item 3 of this Schedule TO.

The Directors of the Company are as listed below:

   ---------------------------------------------------------------------
   Doyal Bryant                       Clifford A. Clark
   7810 Ballantyne Commons Parkway    7810 Ballantyne Commons Parkway
   Suite 300                          Suite 300
   Charlotte, North Carolina 28277    Charlotte, North Carolina 28277
   ---------------------------------------------------------------------
   James McGovern                     Thomas Gordy
   7810 Ballantyne Commons Parkway    7810 Ballantyne Commons Parkway
   Suite 300                          Suite 300
   Charlotte, North Carolina 28277    Charlotte, North Carolina 28277
   ---------------------------------------------------------------------
   Hoyt Lowder                        Ronald Attkisson
   7810 Ballantyne Commons Parkway    7810 Ballantyne Commons Parkway
   Suite 300                          Suite 300
   Charlotte, North Carolina 28277    Charlotte, North Carolina 28277
   ---------------------------------------------------------------------

===============================================================================

The Executive Officers of the Company are as listed below:

    ------------------------------------------------------------------------
    Doyal Bryant                         Clifford A. Clark
    7810 Ballantyne Commons Parkway      7810 Ballantyne Commons Parkway
    Suite 300                            Suite 300
    Charlotte, North Carolina 28277      Charlotte, North Carolina 28277
    ------------------------------------------------------------------------
    Paul Odom                            Robert Maze
    7810 Ballantyne Commons Parkway      7810 Ballantyne Commons Parkway
    Suite 300                            Suite 300
    Charlotte, North Carolina 28277      Charlotte, North Carolina 28277
    ------------------------------------------------------------------------
    Dale Field
    7810 Ballantyne Commons Parkway
    Suite 300
    Charlotte, North Carolina 28277
    ------------------------------------------------------------------------

----------------------------------------------------------------------------

Item 4.  Terms of the Transaction.

      (a) Material Terms.

      (1) Tender offers. The information under the headings "Summary of the Offering and Exchange Offer - Exchange Offer to Series A Holders", "Certain Income Tax Consequences - Exchange Offer", "Description of Securities Offer in Note Offering and Exchange Offer - Exchange Offer" in the Memorandum and in the Addendum to Memorandum dated June 10, 2005, is incorporated herein by reference in partial answer to Item 4 of this Schedule TO.

      (2) Mergers or Similar Transactions. Not applicable.

      (b) Purchases. To the best knowledge of the Company, no Preferred Stock is to be purchased from any officer, director or affiliate of the Company, other than two (2) shareholders of the Company who own greater than 10% percent of the outstanding shares of Common Stock, and who may participate in the Exchange Offer. The terms of exchange offered to such affiliates of the Company are identical to those offered to all other Holders of the Preferred Stock.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

      (a) The information under the heading "Recapitalization Transactions" and in the Addendum to Memorandum dated June 10, 2005, are incorporated by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

      (a) Purposes. The information set forth under the headings "Summary of the Offering and Exchange Offer - Exchange Offer to Series A Holders" in the Memorandum and in the Addendum to Memorandum dated June 10, 2005 are incorporated herein by reference.

      (b) Use of Securities Acquired. Any shares of Preferred Stock submitted for exchange will be canceled.

      (c) Plans. Not applicable.

Item 7.  Source and Amount of Funds or Other Consideration.

The consideration for each share of Preferred Stock to be purchased by the Company is the issuance of one (1) share of Common Stock and one (1) Warrant.

The total consideration required to purchase all of the outstanding Preferred Stock is 5,557,005 shares of Common Stock and 5,557,005 Warrants. It is not expected that alternative financing arrangements or plans will be required.

Item 8.  Interest in Securities of the Subject Company.

      (a) Securities Ownership. One director of the Company owns 225,144 shares of Preferred Stock (4.1% of the outstanding Preferred Stock).

      (b) Securities Transactions. To the best knowledge of the Company, none of the persons referenced in this item has engaged in any transactions in the Preferred Stock during the 60 days preceding the dates of this Schedule TO.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

      (a) Solicitations or Recommendations. The information under the subheadings "Summary of the Note Offering and Exchange Offer - Placement Agent" and "Plan of Distribution" in the Memorandum is incorporated herein by reference in answer to Item 9 of this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

Not applicable.

Item 12. Exhibits.

Exhibit No.       Description
-----------       -----------

(a)(1)(i)         Memorandum dated April 21, 2005.

(a)(1)(ii)        Form of Letter of Transmittal.

(a)(1)(iii) Addendum to Memorandum dated June 10, 2005 and accompanying company letter

(a)(4)            See Exhibit (a)(1).

Item 13. Information required by Schedule 13E-3.

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          Market Central, Inc.

                                          By: /s/ Clifford A. Clark
                                              --------------------------------
                                              Name:    Clifford A. Clark
                                              Title:   Chief Financial Officer





Dated:  June 10, 2005

Exhibit (a)(1)(i)

                                 SCIENTIGO, INC.
                            (a Delaware corporation)

----------------------------------------------------------------- ----------------------------------------------------
               Up to $6,250,000 Principal Amount
                               of
          Scientigo 2005 6.4% Senior Convertible Notes
                              and                                   Exchange Offer to Holders of Scientigo Series A
          Warrants to Purchase Scientigo Common Stock                               Preferred Stock
----------------------------------------------------------------- ----------------------------------------------------

      This Memorandum (the "Memorandum") relates to up to $6,250,000 Principal Amount of Scientigo 2005 6.4% Senior Convertible Notes (the "Notes") and Warrants to Purchase Scientigo Common Stock (the "Note Warrants"), that may be offered by Market Central, Inc., a Delaware corporation doing business as Scientigo, Inc. (the "Company" or "Scientigo") to potential investors. The Notes are convertible into shares of Common Stock, par value $.001 per share (the "Common Stock") of Scientigo on the basis of one share of Common Stock for each $1.3325 of Principal Amount of Notes surrendered. For each $2.00 of Note Principal Amount purchased, the investor will receive one (1) Note Warrant to Purchase Scientigo Common Stock at $1.00 per share with a term ending June 30, 2010.

      The repayment of the Notes will be secured by a grant of a first security interest in all intellectual property owned by the Company.

      Additionally, for current record holders of the Company's Series A Preferred Stock (the "Series A Preferred Stock"), Scientigo will offer to exchange one (1) Warrant to purchase one (1) share of Common Stock (the "Preferred Stock Warrants") and one (1) share of Common Stock for each share of Series A Preferred Stock surrendered to the Company by such holder for cancellation. Such Preferred Stock Warrants will be exercisable at $.85 per share and will have a term of two (2) years.

      The Common Stock trades on the OTC Bulletin Board, under the symbol "MKTE.OB." On April 20, 2005, the closing bid price of one share of Common Stock on the OTC Bulletin Board was $1.58.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION (THE "SEC"), HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR APPLICABLE STATE SECURITIES LAWS, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER SUCH SECURITIES ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER SUCH SECURITIES ACT. THE SUBSEQUENT SALE OF THE SECURITIES IS RESTRICTED.


                  The date of this Memorandum is April 21, 2005

===============================================================================
                               NOTICE TO INVESTORS
===============================================================================


                                 ---------------

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 16 IN THIS MEMORANDUM.


                                 ---------------

INVESTORS SHOULD READ THIS MEMORANDUM IN ITS ENTIRETY. INVESTORS ARE ALSO ADVISED TO REVIEW CAREFULLY THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB, QUARTERLY REPORTS ON FORM 10-QSB AND PERIODIC REPORTS ON FORM 8-K, ALL OF WHICH ARE PART OF AND INCORPORATED INTO THIS MEMORANDUM OR ARE AVAILABLE UPON REQUEST. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS MEMORANDUM, AND THE SECURITIES DESCRIBED HEREIN ARE OFFERED SOLELY ON THE BASIS OF INFORMATION CONTAINED IN THIS MEMORANDUM. ANY FURTHER INFORMATION GIVEN OR REPRESENTATIONS MADE BY ANY PERSON, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES REFERRED TO HEREIN, OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

THIS MEMORANDUM CONTAINS INFORMATION ABOUT THE COMPANY THAT POTENTIAL INVESTORS SHOULD KNOW WHEN EVALUATING WHETHER TO INVEST IN THE SECURITIES OFFERED HEREBY AND SHOULD BE RETAINED FOR FUTURE REFERENCE. THE INFORMATION IN THIS MEMORANDUM SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION INDICATES SPECIFICALLY THAT ANOTHER DATE APPLIES. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREIN.

IN AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

================================================================================
                            CONFIDENTIAL INFORMATION
================================================================================

THIS MEMORANDUM IS BEING FURNISHED BY THE COMPANY ON A CONFIDENTIAL BASIS IN CONNECTION WITH AN OFFERING EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. THE INFORMATION CONTAINED IN THIS MEMORANDUM IS CONFIDENTIAL AND PROPRIETARY TO THE COMPANY AND IS BEING SUBMITTED TO POTENTIAL INVESTORS WITH THE EXPRESS UNDERSTANDING THAT, WITHOUT THE PRIOR EXPRESS PERMISSION OF THE COMPANY, DELIVERY OF THIS MEMORANDUM TO ANY PERSON OR ANY REPRODUCTION OF THIS MEMORANDUM OR ANY DISCUSSIONS OF THE INFORMATION CONTAINED HEREIN OR ANY USE OF THE INFORMATION CONTAINED HEREIN FOR ANY PURPOSE OTHER THAN AS AUTHORIZED BY THE COMPANY IS PROHIBITED. POTENTIAL INVESTORS SHALL CAUSE THEIR ADVISORS (IF ANY) TO MAINTAIN THE CONFIDENTIALITY OF THE INFORMATION CONTAINED HEREIN. THE INFORMATION CONTAINED IN THIS MEMORANDUM HAS BEEN PROVIDED BY THE COMPANY AND NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS MADE BY THE COMPANY AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THIS MEMORANDUM AFTER THE DATE OF THIS MEMORANDUM.



================================================================================
                           FORWARD-LOOKING STATEMENTS
================================================================================

THIS MEMORANDUM CONTAINS "FORWARD-LOOKING STATEMENTS" (AS SUCH TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995), IN ADDITION, FROM TIME TO TIME THE COMPANY OR ITS REPRESENTATIVES HAVE MADE OR MAY MAKE FORWARD-LOOKING STATEMENTS, ORALLY OR IN WRITING. SUCH FORWARD-LOOKING STATEMENTS, GENERALLY CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "PLANS," "ESTIMATES," "PREDICTS," "POTENTIAL," "CONTINUE," "SHOULD" OR "ANTICIPATES" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY, OR BY DISCUSSION OF STRATEGY THAT INVOLVES RISKS AND UNCERTAINTIES. THE COMPANY WISHES TO CAUTION THE INVESTOR THAT THESE FORWARD-LOOKING STATEMENTS REGARDING MATTERS THAT ARE NOT HISTORICAL FACTS, ARE ONLY PREDICTIONS AND ESTIMATES REGARDING FUTURE EVENTS AND CIRCUMSTANCES. ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO MATERIAL RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. FOR EXAMPLE, COMPETITION IN OUR INDUSTRY IS STRONG AND COULD INCREASE MORE THAN WE EXPECT, GENERAL ECONOMIC OR BUSINESS CONDITIONS COULD TAKE AN UNEXPECTED DOWNTURN, AND LEGISLATIVE OR REGULATORY CHANGES COULD ADVERSELY AFFECT OUR BUSINESS. MARKET CONDITIONS AND THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE MARKET CONDITIONS AND RESULTS DISCUSSED IN THESE STATEMENTS.

================================================================================
                                   INFORMATION
================================================================================


         The Company is subject to the informational requirements of the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files period reports, proxy and information statements and other information with the SEC pursuant to the Exchange Act, relating to its business, financial statements and other matters.



                      INFORMATION INCORPORATED BY REFERENCE


         The Company's (1) Annual Report on Form 10-KSB for the fiscal year ended August 31, 2004, that has previously been filed with the SEC, is attached hereto at Attachment A; (2) Quarterly Report on Form 10-QSB for the fiscal quarters ended November 30, 2004, and February 28, 2005, that have been previously filed with the SEC, are available upon request; and (3) Periodic Reports on Form 8-K since February 28, 2004, that have been previously filed with the SEC, are available upon request. Attachment A, as well as the Company's Quarterly Reports and Periodic Reports described above, are incorporated herein by reference.


         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act shall be deemed to be incorporated by reference herein and made a part hereof from the date any such document is filed. Any statements contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

THIS MEMORANDUM INCORPORATES DOCUMENTS BY REFERENCE THAT MAY NOT BE PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS MEMORANDUM IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO:

                                 Clifford Clark
                                CFO and Secretary
                              Market Central, Inc.
                                       DBA
                                 Scientigo, Inc.
                                    Suite 300
                         7810 Ballantyne Commons Parkway
                               Charlotte, NC 28277

--------------------------------------------------------------------------------

                             SUMMARY OF THE OFFERING
                                       AND
                                 EXCHANGE OFFER

--------------------------------------------------------------------------------
ISSUER:                                        Market Central, Inc., a Delaware
                                               corporation dba Scientigo, Inc.
                                               (the "Company" or "Scientigo").
--------------------------------------------------------------------------------
AGGREGATE AMOUNT OF NOTE OFFERING:             Up to $6,250,000 Principal Amount
                                               of Scientigo 2005 6.4% Senior
                                               Convertible Notes (the "Notes")
                                               will be offered to accredited
                                               investors and up to 35
                                               non-accredited investors approved
                                               by the Company (collectively the
                                               "Noteholders"). Such Notes will
                                               be made available first to record
                                               holders of the Company's Series A
                                               Preferred Stock (the "Series A
                                               Holders"). To the extent that all
                                               of such Notes are not subscribed
                                               by the Series A Holders, such
                                               additional Notes will be offered
                                               to other accredited investors.
                                               Subject to the right of the
                                               Company to accept lesser
                                               subscription amounts, the minimum
                                               investment in the Notes is
                                               $50,000. See "Description of
                                               Securities Offered in Note
                                               Offering and Exchange Offer."

--------------------------------------------------------------------------------
NOTE PRICE:                                    Eighty Percent (80%) of Principal
                                               Amount.
--------------------------------------------------------------------------------
INTEREST RATE:                                 6.4% per annum payable quarterly
                                               in cash beginning May 31, 2005,
                                               on the Principal Amount of the
                                               Notes.
--------------------------------------------------------------------------------
MATURITY:                                      May 31, 2007.
--------------------------------------------------------------------------------
CONVERSION:                                    Convertible at any time by the
                                               Noteholder into Common Stock of
                                               the Company at a conversion rate
                                               of $1.3325 Principal Amount per
                                               share of Common Stock.
--------------------------------------------------------------------------------
WARRANTS:                                      For each $2.00 Principal Amount
                                               of Notes purchased, the
                                               Noteholder will receive one (1)
                                               Note Warrant to purchase one (1)
                                               share of the Company's Common
                                               Stock at $1.00 per share. The
                                               Note Warrants will be exercisable
                                               through June 30, 2010.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
COLLATERAL:                                    The repayment of the Notes will
                                               be secured by a first priority
                                               security interest in the
                                               Company's intellectual property
                                               granted pursuant to a security
                                               agreement to be entered into by
                                               the Company. Upon the payment or
                                               conversion of $5,000,000 of the
                                               total Principal Amount of the
                                               Notes, the XML patents owned by
                                               Scientigo will be released from
                                               such security interest. Prior to
                                               a payment of any Principal Amount
                                               of the Notes, Noteholders will be
                                               provided with adequate notice to
                                               convert their Notes into Common
                                               Stock if they should so desire.
--------------------------------------------------------------------------------
EXCHANGE OFFER TO SERIES A HOLDERS:            Scientigo will offer to exchange
                                               (a) one (1) Preferred Stock
                                               Warrant to purchase one (1) share
                                               of Common Stock and one (1) share
                                               of Common Stock, for (b) each
                                               share of Series A Preferred Stock
                                               surrendered to the Company by
                                               such Series A Holder for
                                               cancellation (the "Exchange
                                               Offer"). If such Exchange Offer
                                               is accepted by the Series A
                                               Holder, any accrued but unpaid
                                               dividends will be paid through
                                               the issuance of Series A
                                               Preferred Stock and added to the
                                               number of shares exchanged for
                                               Common Stock. Such Preferred
                                               Stock Warrants will be
                                               exercisable at $.85 per share and
                                               will have a term ending June 30,
                                               2007. The Exchange Offer, which
                                               will be offered to holders of
                                               record of the Series A Preferred
                                               Stock as of April 29, 2005, shall
                                               remain available no longer than
                                               the close of business on June 15,
                                               2005, subject to the right of the
                                               Company to extend such time
                                               period for an additional 30 days.

                                               The availability of the Exchange
                                               Offer to the Series A Holders is
                                               not in any way dependent upon the
                                               participation of the Series A
                                               Holders in the Note Offering.
--------------------------------------------------------------------------------
RISK FACTORS:                                  This investment involves various
                                               and substantial risks, including
                                               the risks more specifically
                                               described at "Risk Factors"
                                               below.
--------------------------------------------------------------------------------
INCOME TAX CONSEQUENCES:                       This investment may result in
                                               federal and state income tax
                                               consequences to investors. See
                                               "Certain Income Tax
                                               Consequences."
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
USE OF PROCEEDS:                               Scientigo intends to use the
                                               proceeds of the offering to
                                               discharge existing liabilities in
                                               the approximate amount of
                                               $2,700,000 (including up to
                                               $150,000 in debt repayments
                                               pursuant to the recapitalization
                                               transactions described at
                                               "Recapitalization Transactions"
                                               below), lending of $400,000 to a
                                               stockholder of the Company
                                               pursuant to the recapitalization
                                               transactions described at
                                               "Recapitalization Transactions"
                                               and to maximize the value of its
                                               intellectual property thorough
                                               expanded sales and marketing
                                               efforts. See "Use of Proceeds."
--------------------------------------------------------------------------------
RESTRICTIONS ON USE OF PROCEEDS:               Except as specifically
                                               contemplated in connection with
                                               the offering, no proceeds may be
                                               used to pay indebtedness to
                                               stockholders of the Company.
--------------------------------------------------------------------------------
PLACEMENT AGENT:                               Jones Byrd & Attkisson, Inc.
                                               ("JBA") will conduct the Note
                                               offering on a best efforts basis.
                                               JBA or its designee will receive
                                               five percent (5%) of the proceeds
                                               of the offering (before expenses)
                                               to the Company ($250,000 if the
                                               entire Note offering is sold) and
                                               one Warrant to purchase one (1)
                                               share of the Company's Common
                                               Stock at $1.00 per share for each
                                               $10.00 of net proceeds from the
                                               offering (500,000 Warrants if the
                                               entire Note offering is sold).
                                               The Warrants will be exercisable
                                               through June 30, 2010. Ronald L.
                                               Attkisson, a principal of JBA, is
                                               a director of the Company.

                                               JBA will not be paid any
                                               compensation pursuant to the
                                               Exchange Offer.
--------------------------------------------------------------------------------
OFFERING PROCEDURAL MATTERS:                   The Note offering will be made to
                                               Accredited Investors and up to 35
                                               non-accredited investors to the
                                               extent that such non-accredited
                                               investors are Series A Holders.
                                               There will be no minimum offering
                                               amount and no escrow arrangement,
                                               i.e., the proceeds of the
                                               offering will be available to the
                                               Company immediately upon
                                               acceptance of subscriptions.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REGISTRATION RIGHTS:                           Following the closing of the
                                               offering and upon the demand of
                                               Noteholders holding not less 20%
                                               of the total Principal Amount of
                                               the Notes, the Company will
                                               undertake to register for resale
                                               all shares of Common Stock
                                               underlying the Company's Series A
                                               Preferred Stock, Series B
                                               Preferred Stock, the Notes, all
                                               Warrants issued to JBA in the
                                               offering of Series A Preferred
                                               Stock and the Notes, all Note
                                               Warrants issued to Noteholders,
                                               and all Preferred Stock Warrants
                                               issued to Series A Holders, as
                                               well as all shares of Common
                                               Stock issued to the Series A
                                               Holders in the Exchange Offer.
--------------------------------------------------------------------------------
NOTE SUBSCRIPTION AGREEMENT:                   The investment in Notes and Note
                                               Warrants shall be made pursuant
                                               to a Subscription Agreement.
--------------------------------------------------------------------------------
EXCHANGE                                       OFFER LETTER OF TRANSMITTAL: The
                                               exchange of shares of Series A
                                               Preferred Stock for Common Stock
                                               and Preferred Stock Warrants
                                               shall be made pursuant to a
                                               Letter of Transmittal.
--------------------------------------------------------------------------------

                                   THE COMPANY

         This summary highlights selected information and does not contain all the information that is important to you. You should carefully read this Memorandum and the documents we have referred you to above that are filed with the SEC and incorporated herein.

         Market Central, Inc. dba Scientigo, Inc. (the "Company") is primarily focused in intelligent Business Process Automation technologies, specializing in developing and licensing intellectual property to partners whose products and services complement our technologies for the benefit of clients. These customizable solutions enable organizations to convert data from a processing and storage burden into a competitive advantage, whether structured, semi-structured, or unstructured, whether it is in paper or digital form, and regardless of volume. The Company's believes its technology provides next generation artificial intelligence and collaboration capabilities today. In addition, the Company provides customer support and professional services to support its products. Scientigo's product strategy is to focus on developing and licensing technologies from its valuable intellectual property portfolio. Development of the technology that is the foundation of Scientigo's unique capabilities was begun in the mid 1990s and has resulted in four issued patents with numerous patents pending or under development both within the United States and internationally.

         Initial testing and demonstration of the product has been on-going and in March 2005, the Company announced it first license agreement with a customer.

         The Company operates two wholly-owned subsidiaries, Convey Systems International, Inc., a wholly-owned subsidiary that will be the entity that acquires the assets of Convey Systems and Tech Umbrella from The Tag Group, Inc. upon the closing of this transaction which is expected to be in May 2005, and ecommerce support centers, inc ("ECOM"). ECOM contains the Company's call center assets and operations and as of February 28, 2005, this has been treated as a discontinued operation in the Company's financial statements.


         The Company has entered into a non-binding letter of intent to purchase substantially all of the assets of The Tag Group, Inc. ("TAG"). These assets consist of cash, accounts receivable and certain proprietary products in the areas of web conferencing and collaboration and web-based PC support tools. Subject to the execution of definitive agreements and TAG shareholder approval, this transaction is now expected to be completed in May 2005. Audit issues and stockholder notification requirements relating to TAG caused the delays. TAG and its wholly-owned subsidiary, Convey Systems, Inc. ("Convey"), and the Company have executed an agreement whereby the Company is providing day-to-day management for Convey. The Company will receive the net proceeds from sales of Convey products from April 15, 2004 through the May 2005 closing. The purchase price of these assets plus related expenses is expected to be up to approximately 2,000,000 shares of the Company's Common Stock.


         The Company's executive offices are at 7810 Ballantyne Commons Parkway, Suite 300, Charlotte, NC 28277 and its telephone number is (704) 319-2220.

THE FOLLOWING SELECTED FINANCIAL INFORMATION HAS BEEN DERIVED FROM THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS. THE INFORMATION SET FORTH BELOW IS NOT NECESSARILY INDICATIVE OF RESULTS OF FUTURE OPERATIONS AND CASH FLOWS AND SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING IN ATTACHMENT A HERETO AND IN THE COMPANY'S 10-QSB FOR THE QUARTER ENDED FEBRUARY 28, 2005.

RESULTS OF OPERATIONS


      Market Central, Inc. (formerly Paladyne Corp.) (the "Company") has two wholly owned subsidiaries, ecommerce support centers, inc.("ecom") and Convey Systems International, Inc.. The ecom subsidiary's activities have been reflected as discontinued operations in the accompanying financial statements. Convey Systems International, Inc. is inactive at this time.


      The Company's on-going operations are conducted within Market Central, Inc. Market Central, Inc. will be changing its name, with appropriate shareholder approval to Scientigo, Inc. This change is expected to be effective in May 2005. The Company is now primarily focused in intelligent Business Process Automation technologies, specializing in developing and licensing intellectual property to partners whose products and services complement our technologies for the benefit of clients. These customizable solutions enable organizations to convert data from a processing and storage burden into a competitive advantage, whether structured, semi-structured, or unstructured, whether it is in paper or digital form, and regardless of volume. The Company's believes its technology provides next generation artificial intelligence and collaboration capabilities today. In addition, the Company provides customer support and professional services to support its products. Scientigo product strategy is to focus on developing and licensing technologies from its valuable intellectual property portfolio.


      The Company's unaudited condensed consolidated financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As with any new venture, concerns must be considered in light of the normal problems, expenses and complications encountered by entrance into established markets and the competitive environment in which the Company operates. The unaudited condensed consolidated financial statements do not include, nor does management feel it necessary, any adjustments to reflect any possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

COMPARISON OF THE THREE MONTHS ENDED FEBRUARY 28, 2005 TO THE THREE MONTHS ENDED FEBRUARY 29, 2004

      As discussed in Note B to the financial statements in the Company's Quarterly Report on Form 10-QSB for the quarter ended February 28, 2005 (the "10-QSB"), the statements of operations for three months ended February 28, 2005 and February 29, 2004 reflect the reclassification of the Company's call center operating results into one line item, discontinued operations. Accordingly, all amounts remaining in the various line items on the statements of operations reflect the ongoing activities of the Company.

         Revenues for the three months ended February 28, 2005 and February 29, 2004 were $5,014 and $-0-, respectively, due to the classification of Company's call center operations into discontinued operations. As a result of the sale of the Company's call center in April 2005, all of the revenue from 2004 and most of that for the 2005 period are combined with related expenses as a separate line item. The Company's new focus to exploit its intellectual property and related software products began within the last six months with sales as of February 28, 2005 being minimal.


         Operating expenses, which in the 2004 period included the $4,062,003 impairment charge, were $679,975 and $4,399,486 during the three month periods ended February 28, 2005 and February 29, 2004, respectively. The 2004 period amount is $337,483 when the impairment charge is excluded from the amount. The increase in operating expenses from 2004 to 2005 is $337,483, excluding the impairment charge and consists of increased payroll and consultant costs together with a growth in legal and professional fees relating to the Company's transition from a call center dominated company to a technology based enterprise. The growth in salaries is a result of the Company's recruitment of management and marketing personnel needed to exploit its market opportunity. Depreciation and amortization were $11,432 and $9,210 for the three month periods ended February 28, 2005 and February 29, 2004, respectively. This expense includes $8,110 of amortization expenses related to the Company's patent portfolio during both periods shown.


         Other income of $235,661 recognized during the three months ended February 28, 2005 relates to the Company's settlement of vendor obligations for amounts less than originally agreed to. Due to the Company's financial condition during recent years, certain vendor obligations are in arrears and these vendors have agreed to accept reduced amounts to settle the debts than had been originally agreed to.


         Interest expense decreased slightly from $20,846 to $16,946 during the three months ended February 29, 2004 as compared to the three months ended February 28, 2005. This decrease is attributable to reductions in the Company's vendor notes payable.

COMPARISON OF THE SIX MONTHS ENDED FEBRUARY 28, 2005 TO THE SIX MONTHS ENDED FEBRUARY 29, 2004


         As discussed in Note B to the financial statements in the 10-QSB, the statements of operations for six months ended February 28, 2005 and February 29, 2004 reflect the reclassification of the Company's call center operating results into one line item, discontinued operations. Accordingly, all amounts remaining in the various line items on the statements of operations reflect the ongoing activities of the Company.


         Revenues for the six months ended February 28, 2005 and February 29, 2004 were $6,784 and $-0-, respectively, due to the classification of Company's call center operations into discontinued operations. As a result of the sale of the Company's call center in April 2005, all of the revenue from 2004 and most of that for the 2005 period are combined with related expenses as a separate line item. The Company's new focus to exploit its intellectual property and related software products began within the last six months with sales as of February 28, 2005 being minimal.

         Operating expenses, which in the 2004 period included the $4,062,003 impairment charge, were $1,474,597 and $4,477,564 during the six month periods ended February 28, 2005 and February 29, 2004, respectively. The 2004 period amount is $415,561 when the impairment charge is excluded from the amount. The increase in operating expenses from 2004 to 2005 is $1,059,036, excluding the impairment charge and consists of increased payroll and consultant costs together with a growth in legal and professional fees relating to the Company's transition from a call center dominated company to a technology based enterprise. During the six month periods ended February 28, 2005 and February 29, 2004, the increase in Operating expenses is also the result of the shift of general and administrative personnel and costs related to the on-going operations of the Company being effected during the first few months of the 2005 period while in 2004, these items were generally focused on the call center operations and have been reclassified into discontinued operations. The growth in salaries is a result of the Company's recruitment of management and marketing personnel needed to exploit its market opportunity. Depreciation and amortization were $22,863 and $18,420 for the six month periods ended February 28, 2005 and February 29, 2004, respectively. This expense includes $16,220 of amortization expenses related to the Company's patent portfolio during both periods shown.


         Other income of $235,661 recognized during the three months ended February 28, 2005 relates to the Company's settlement of vendor obligations for amounts less than originally agreed to. Due to the Company's financial condition during recent years, certain vendor obligations are in arrears and these vendors have agreed to accept reduced amounts to settle the debts than had been originally agreed to.


         Interest expense increased slightly from $33,870 to $44,499 during the six months ended February 29, 2004 as compared to the six months ended February 28, 2005. This increase is attributable to interest costs during the first part of the 2005 period including certain fees as a result of late payments.

LIQUIDITY AND CAPITAL RESOURCES

         The Company is not currently generating positive cash flow and its cash resources on hand are insufficient for its long term needs. As a result, certain vendor payables, capital leases and other obligations are in arrears and in default. Sale of Series A Convertible Preferred shares since November 2004 has resulted in approximately $1,717,000 in capital for the Company through April 4, 2005. These have been the primary source of capital for the Company and approximately $500,000 remains to be sold unless additional shares are authorized by the Board of Directors. The Company's decision to sell its call center operations will result in improved cash flows but the Company must, and is continuing pursue other capital sources to enable it to grow and enhance its operations going forward. The Company's Board of Directors has approved a term sheet for a convertible debt offering that if successfully completed should provide the Company with long term financial stability.


         The Company's principal cash requirements are for selling, general and administrative expenses, employee costs, funding of accounts receivable and capital expenditures. The Company's redirection to a technology enterprise that includes both software products and licensing of intellectual property will dramatically alter all phases of the Company's operations and cash flow issues.

         Cash used in operating activities was $2,204,379 for the six months ended February 28, 2005. This was due primarily as a result of operating losses, caused by the revenue levels that are at less than a breakeven volume. Increasing revenues or further cost cutting will be required in the future. The Company invested $10,801 in computers and furniture during this period. The Company met its cash requirements during the six months ended February 28, 2005 mainly through the receipt of $1,915,749 in proceeds from its sale of its Series A Preferred Stock, net of offering expenses of approximately $201,333.


         While the Company has continued to raise capital to meet its working capital requirements, additional financing is required in order to meet future needs. There are no assurances the Company will be successful in raising the funds required and any equity raised would be substantially dilutive to existing shareholders.


         The Company's independent certified public accountants have stated in their report included in the Company's August 31, 2004 Form 10-KSB, that the Company has incurred operating losses in the last two years, and that the Company is dependent upon management's ability to develop profitable operations. These factors among others may raise substantial doubt about the Company's ability to continue as a going concern.

INFLATION


         In the opinion of management, inflation has not had a material effect on the operations of the Company.



                          RECAPITALIZATION TRANSACTIONS


         In November 2004, the Company's two largest shareholders notified the Company that they were returning 5,880,740 shares of Common Stock to the Company's treasury, canceling warrants that they owned which provided them with the right to purchase approximately 2,300,000 shares of Common Stock in the Company, resigning from the Company's Board of Directors and seeking to convert approximately $1,000,000 in demand Notes due from the Company into shares of the Company's Series A Preferred Stock. One of the shareholders has returned 2,940,370 shares of Common Stock, cancelled warrants to purchase 1,166,666 shares of Common Stock and converted $701,786 of indebtedness into shares of the Company's Series A Preferred Stock. Further, it was agreed that the Company's bank debt of $1,250,000 would be assumed by the other shareholder in exchange for a note payable from the Company, which the shareholder completed in December 2004. At that time, the Company was released from such note. This new note provides for interest only, at LIBOR plus 2.75%, through the earlier of when the shareholder returns 2,940,370 shares of Common Stock to the Company, but no later than April 30, 2005. Effective April 20, 2005, the Company and such shareholder entered into an agreement which terminates earlier agreements and provides for the contribution of 3,100,000 shares of Common Stock to the Company by the shareholder. In return, the Company will lend such shareholder $400,000 of the proceeds of the Note Offering for the purpose of discharging indebtedness of such shareholder, enter into a loan agreement with the shareholder as previously agreed to including the payment of approximately $150,000 of the $1,250,000 principal of such indebtedness and issue the shareholder 262,238 shares of the Series A Preferred Stock in payment of all other outstanding indebtedness of the Company to such shareholder. The $400,000 loan is to be repaid out of the proceeds of the sale of a portion of the remaining shares of the Common Stock owned by such shareholder and in any event not later than one
(1) year from the date of such loan. All of such transactions are to be completed by June 1, 2005.



                          DESCRIPTION OF CAPITAL STOCK


      The Company's authorized capital stock consists of 85,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.


      The following is a summary of the rights of the Company's Common Stock and Preferred Stock. This summary is not complete. For more detailed information, refer to the Company's Certificate of Incorporation which is filed as an exhibit to the Company's Annual Report on Form 10-KSB.

Common Stock


      At April 20, 2005, the Company had 9,946,823 shares of Common Stock outstanding prior to the return of 3,100,000 shares of Common Stock which are due by June 1, 2005. See "Recapitalization Transactions." After the return of these shares, the Company would have 7,006,453 shares of Common Stock outstanding. As of April 20, 2005, the Company had 153 record holders of Common Stock.


      Dividend Rights. Subject to preferences that may apply to shares of preferred stock, including the Preferred Stock, outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the Company's board of directors may from time to time determine. Currently, the Company's board of directors does not intend to pay any dividends to holders of shares of Common Stock.


      Voting Rights. Each Common Stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the Company's Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.


      No Preemptive or Similar Rights. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption.Right to Receive Liquidation Distributions. Upon the Company's liquidation, dissolution or winding-up, the assets legally available for distribution to the Company's stockholders are distributable ratably among the holders of our Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of other claims of creditors.

Preferred Stock


         The Company's board of directors is authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. The board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the Company's stockholders.


         The board of directors may authorize the issuance of preferred stock with voting or conversion rights that adversely affect the voting power or other rights of the Company's Common Stockholders. The issuance of additional preferred stock, while providing flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of delaying, deferring or preventing the Company's change in control and may cause the market price of the Common Stock to decline or impair the voting and other rights of the holders of the Common Stock.

Series A Preferred Stock


         At April 20, 2005, 4,915,336 shares of Series A Preferred Stock were outstanding. This is prior to the issuance to one of the Company's two largest shareholders of Series A Preferred Stock as agreed to on April 20, 2004 (see description above in "Recapitalization Transactions"). This agreement provides for an additional 262,238 shares of Series A Preferred Stock to be issued.


         The Company's board of directors adopted the original Certificate of Designations containing the terms of the Series A Preferred Stock effective December 4, 2003, as subsequently amended. These terms include the following:


         Price. $1.3325 per share of Series A Preferred Stock.


         Dividends. Four percent (4%) cumulative annually payable when, as and if declared by the board of directors of the Company, in additional shares of Series A Preferred Stock determined by dividing the amount of such dividend by the Series A Liquidation Value. Such dividends shall begin to accrue on December 15, 2003, except to the extent that dividends accrue on the portion of a holder's Liquidation Value resulting from the issuance of additional shares of Series A Preferred Stock as dividends, in which event such dividends shall accrue from the date of issuance of such additional shares of Series A Preferred Stock. No dividends may be paid on shares of Common Stock unless the dividends due on the shares of Series A Preferred Stock have been paid currently.


         Series A Liquidation Value. $1.3325 per share of Series A Preferred Stock, as adjusted for certain reorganizations and reclassifications.


         Conversion Rights. At any time after the first anniversary of the date of issuance of the Series A Preferred Stock, the holder may elect to convert his shares of Series A Preferred Stock into shares of Common Stock on a one-for-one basis, as adjusted for certain reorganizations and reclassifications.

         Registration Rights. Holders of Series A Preferred Stock have the right to request the registration of the Common Stock issued to them upon conversion of their shares of Series A Preferred Stock in the event that the Company proposes to conduct certain public offerings of their securities (a "Qualified Offering"). Such rights are subject to restrictions based on market conditions, the size of the public offering and the type of offering.


         Company Redemption Rights. At any time after December 14, 2005, but before a Qualified Offering, the Company has the right to redeem all but not less than all of the shares of Series A Preferred Stock at their Series A Liquidation Value upon notice to such shareholders. Upon the receipt of such notice, the holders of the Series A Preferred Stock will have the right to convert their shares of Series A Preferred Stock into shares of Common Stock and not be subject to such redemption.


         Liquidation. Upon a liquidation or dissolution of the Company, the holders of Series A Preferred Stock will be entitled to a liquidation preference in the amount of the Series A Liquidation Value before any distribution to the holders of Common Stock. In the event the amount available for distribution is less than the aggregate Series A Liquidation Value, such amounts will be distributed pro rata to the holders of the Series A Preferred Stock.


         Voting Rights. Except as provided by Delaware law, the holders of Series A Preferred Stock will have no voting rights in the Company.


         Additional Series A Preferred Stock. On September 13, 2004, the Company's Board of Directors increased the number of designated shares of Series A Preferred Stock from 2,251,407 shares to 3,001,877 shares. On November 17, 2004, the Company's Board of Directors increased the number of designated shares of Series A Preferred Stock from 3,001,877 shares to 5,253,287 shares. On April 21, 2005, the Company's Board of Directors increased the number of designated shares of Series A Preferred Stock from 5,253,287 shares to 5,628,518 shares.

Series B Preferred Stock


         On March 25, 2004, the Company entered into an agreement to issue to an investment group 350,000 shares of its newly designated Series B Convertible Preferred Stock, $.001 par value per share, with a stated value of $10.00 per share and an aggregate stated value of $3.5 million (the "Series B Preferred Stock").


         The Company's board of directors adopted the original Certificate of Designations containing the terms of the Series B Preferred Stock effective March 24, 2004. These terms include the following:


         Price. $5.00 per share of Series B Preferred Stock.


         Dividends. None.


         Series B Liquidation Value. $10.00 per share of Series B Preferred Stock, as adjusted for certain reorganizations and reclassifications.

         Conversion Rights. At any time, the holder of the Series B Preferred Stock may elect to convert its shares of Series B Preferred Stock into shares of Common Stock at a conversion price, as applied against the stated value of the Series B Preferred Stock, that is 80% of the lowest closing bid price of the Company's Common Stock during the ten (10) days prior to the conversion notice. Such conversion price has a floor of $.875 and a ceiling of $1.75. Such conversion price is adjusted for certain reorganizations and reclassifications.


         Option Rights. The holder of the Series B Preferred Stock received an option to acquire additional shares of Company Common Stock to the extent that the full exercise of its conversion rights described above results in the receipt of less than 4,000,000 shares of Common Stock. Such option will have an exercise price of $1.92, $.10 above the closing bid price on the effective date of the agreement between the parties, and will be exercisable for a 30-day period following the completion of the conversion of all shares of Series B Preferred Stock. The option is exercisable only upon the payment of the cash exercise price.


         Registration Rights. Holders of Series B Preferred Stock have the right to request the registration of the Common Stock issued to them upon conversion of their shares of Series B Preferred Stock. Such rights are subject to restrictions based on market conditions, the size of the public offering and the type of offering.


         Company Redemption Rights. At any time prior to the conversion of all shares of Series B Preferred Stock by the holders, in the event of certain defined transactions which constitute a change of control of the Company, the Company has the right to require the conversion of all remaining outstanding shares of Series B Preferred Stock. of Series B Preferred Stock into shares of Common Stock and not be subject to such redemption.


         Liquidation Preference. Upon a liquidation or dissolution of the Company, the holders of Series B Preferred Stock will be entitled to a liquidation preference in the amount of the Series B Liquidation Value before any distribution to the holders of Common Stock. With respect to the Series A Preferred Stock, the Series B Liquidation Value shall be $5.00 per share of Series B Preferred Stock until such time that the holders of the Series A Preferred Stock have received their full Series A Liquidation Value. At such time, the holders of the Series B Preferred Stock will be entitled to receive an additional $5.00 per share Liquidation Value prior to any further distributions to other holders of Company stock. In the event the amount available for distribution is less than the aggregate Series A Liquidation Value and Series B Liquidation Value, such amounts will be distributed pro rata to the holders of the Series A Preferred Stock and the Series B Preferred Stock.


         Voting Rights. Except as provided by Delaware law, the holders of Series B Preferred Stock will have no voting rights in the Company.

Options and Warrants

         As of April 20, 2005, there were (i) options outstanding to purchase 5,935,760 shares of the Company's Common Stock, at a weighted average exercise price of $2.02 per share, and (ii) warrants outstanding to purchase 2,573,578 shares of the Company's Common Stock, at a weighted average exercise price of

$2.53 per share. Generally, each warrant contains provisions for the adjustment of its exercise price and the number of shares issuable upon its exercise upon the occurrence of any stock dividend or stock split. Certain of the warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our Common Stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The option totals do not include those options which may be available to the holder of the Series B Preferred Stock upon its conversion to Common Stock.

Pro Forma Condensed Capitalization Summary

         The following table summarizes, as of March 15, 2005, the pro forma effect on the Common Stock of the Company and the proceeds to the Company of the Note offering, the exchange of all outstanding shares of Series A Preferred Stock pursuant to the Exchange Offer, the contribution to the Company of 5,880,740 shares of Common Stock by two shareholders of the Company, the conversion of indebtedness payable to such shareholders into shares of Series A Preferred Stock and the conversion of such Preferred Stock to Common Stock, the conversion of all outstanding shares of Series B Preferred Stock into Common Stock, the exercise of all Note Warrants and Preferred Stock Warrants issued pursuant to the Note offering and the Exchange Offer, respectively, and the issuance of Common Stock to acquire all of the assets of TAG:

                            Pro Forma Capitalization
                                 March 15, 2005
                                                                    Proceeds to
                                                    No. of Shares       Company
                                                    -------------       -------

Common shares outstanding:                             9,946,823            --
Deductions:
         Shares Contributed by Shareholders           (3,100,00)            --

Conversions from Preferred Stock to Common Stock:
         Series A outstanding at April 20, 2005        4,915,336            --
         Series B (minimum conversion ratio)           2,000,000            --

Conversion of indebtedness to Series A Preferred
         Stock and subsequent conversion into
         Common Stock by:
         Shareholders                                    262,238            --
                                                     -----------

                  Subtotal                            14,024,397

Sale of remaining Series A Preferred Stock and
         subsequent conversion into Common Stock:        450,944   $   600,883

Sale of Scientigo 2005 6.4% Senior Convertible
         Notes and subsequent conversion into
         Common Stock                                  4,690,431     5,000,000

Exercise of Exchange Offer and subsequent
         exercise of Preferred Stock Warrant           5,628,518     4,784,240

Exercise of Note Warrants accompanying the
         6.4% Senior Convertible Notes                 3,125,000     3,125,000

Issuance of Common Stock in conjunction the
         Purchase of assets of The Tag Group, Inc.     2,000,000            --
                                                     -----------

                  Total                               29,919,290   $13,510,123
                                                     ===========   ===========

This table does not include the exercise of the options and warrants that are disclosed as currently outstanding in other parts of this Memorandum, nor are any of the warrants related to the commissions for the sale of the Series A Preferred Stock or the Notes issued in this offering included.

                                  RISK FACTORS


         You should consider carefully the following factors, in addition to those documents that Scientigo has filed with the SEC, which we have incorporated by reference into this document, and other information included in this Memorandum, before making an investment decision.


         The Company has incurred significant losses recently. The Company has incurred significant losses. There is no assurance that such losses will not continue to occur.


         The Company is not currently generating positive cash flow and its cash resources on hand are insufficient for its long term needs. In the absence of the obtaining of additional capital, the Company would be unable to continue operations at its current level for any significant period of time.


         The Notes are not a liquid investment. The Notes offered herein will not be freely tradable and there will be no public market for such Notes. Upon conversion of the Notes into shares of Common Stock, such shares will continue to be restricted securities until they are registered for resale in a resale public offering. As such, upon conversion, they will be salable under all applicable provisions of Rule 144 promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.


         The Company's industry is very competitive. Scientigo long-term success will depend on our ability to compete successfully with other companies which develop intellectual property similar to ours. Some of our competitors will have a broader geographic reach and customer base and a longer history of combined operations than we have. As a result, some competitors may be able to provide a broader range of technology to their customers more efficiently than we can.


         General economic or business conditions could be worse than management expects. Any factors that adversely affect the economy of our market areas could adversely affect the Company's performance.


         Fluctuations in market prices may cause the value of the shares of Common Stock that investors receive upon conversion to be less than the price of the Notes. Upon conversion of the Notes into shares of Common Stock, there will be no adjustment for changes after the date of issuance of the Notes in the market price of the Common Stock. Any change in the price of the Common Stock will affect the value investors may receive upon conversion.

                        DESCRIPTION OF SECURITIES OFFERED
                              IN NOTE OFFERING AND
                                 EXCHANGE OFFER

Note and Note Warrant Offering


         Up to $6,250,000 Principal Amount of Scientigo 2005 6.4% Senior Convertible Notes (the "Notes") will be offered to accredited investors and up to 35 non-accredited investors approved by the Company (collectively the "Noteholders"). Such Notes will be made available first to record holders of the Company's Series A Preferred Stock (the "Series A Holders"). To the extent that all of such Notes are not subscribed by the Series A Holders, such additional Notes will be offered to other accredited investors. Subject to the right of the Company to accept lesser subscription amounts, the minimum investment in the Notes is $50,000.


         Notes. The Notes will be issued pursuant to the Subscription Agreement attached as Attachment B hereto and in form of the Note attached as Attachment C hereto and will be convertible into Common Stock at the rate of one share per $1.3325 of Principal Amount of the Notes. The Note Price will be eight percent (80%) of Principal Amount. Interest at the rate of 6.4% per annum will be payable quarterly in cash beginning May 31, 2005, on the Principal Amount of the Notes. The Notes will mature and be payable in full on May 31, 2007. The Notes may be prepaid at any time by the Company without penalty. The repayment of the Notes will be secured by a first priority security interest in the Company's intellectual property granted pursuant to a security agreement to be entered into by the Company. Upon the payment or conversion of $5,000,000 of the total Principal Amount of the Notes, the XML patents owned by Scientigo will be released from such security interest. Prior to a payment of any Principal Amount of the Notes, Noteholders will be provided with thirty (30) days written notice in the event that they wish to convert their Notes into Common Stock prior to such payment. Following the closing of the offering and upon the demand of Noteholders holding not less 20% of the total Principal Amount of the Notes, the Company will undertake to register for resale all shares of Common Stock underlying the Company's Series A Preferred Stock, Series B Preferred Stock, the Notes, all Warrants issued to JBA in the offering of Series A Preferred Stock and the Notes, all Note Warrants issued to Noteholders, all Preferred Stock Warrants issued to Series A Holders and all shares of Common Stock issued to the Series A Holders in the Exchange Offer.


         Note Warrants. The Note Warrants will be issued pursuant to the Subscription Agreement attached as Attachment B hereto and in the form of the Note Warrant attached as Attachment D hereto. For each $2.00 Principal Amount of Notes purchased, the Noteholder will receive one (1) Note Warrant to purchase one (1) share of the Company's Common Stock at $1.00 per share. The Note Warrants will be exercisable through June 30, 2010. The other terms and conditions of the Note Warrants are set forth in the form of Note Warrant.

Exchange Offer


         Scientigo will offer, to Series A Holders of record on April 29, 2005, to exchange (a) one (1) Preferred Stock Warrant to purchase one (1) share of Common Stock and one (1) share of Common Stock, for (b) each share of Series A Preferred Stock surrendered to the Company by such Series A Holder for cancellation (the "Exchange Offer"). If such Exchange Offer is accepted by the Series A Holder, any accrued but unpaid dividends will be paid in shares of Series A Preferred Stock and added to the number of shares exchanged for Common Stock. Such Preferred Stock Warrants will be exercisable at $.85 per share and will have a term ending June 30, 2007. The exchange offer shall remain open until the close of business on June 15, 2005, subject to the right of the Company to extend such time period for an additional 30 days. The other terms and conditions of the Preferred Stock Warrants are set forth in the form of Preferred Stock Warrant attached as Attachment E hereto. Series A Holders of record on April 29, 2005, will be able to elect to accept the Exchange Offer by completing the Letter of Transmittal attached as Attachment F hereto, enclosing their properly endorsed certificate(s) evidencing their shares of Series A Preferred Stock and mailing such documents to the Company at the address set forth in the Letter of Transmittal. Such Letter of Transmittal must be received by the Company not later than June 15, 2005, subject to the right of the Company to extend such time period for an additional 30 days. Upon receipt and verification of accuracy, the Company will promptly deliver to the Series A Holder the Preferred Stock Warrant and a certificate evidencing the Common Stock issuable to the Series A Holder. The shares of Series A Preferred Stock exchanged will thereafter be cancelled by the Company.



                         CERTAIN INCOME TAX CONSEQUENCES

Note and Note Offering


         This general discussion of certain U.S. federal income and estate tax considerations with respect to the purchase, ownership and disposition of a Note and Note Warrants (hereinafter sometimes described as a "Unit"), and of a share of Common Stock acquired upon conversion of a Note or exercise of a Note Warrant applies to you if you acquire a Unit for cash on its original issuance at its issue price and if you hold the Unit, the Note, the Note Warrants and any Common Stock acquired on conversion of the Note or exercise of a Note Warrant as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, hereafter referred to as the "Code".


         This discussion is based upon the Code, Treasury regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, each of which is subject to change at any time by legislative, administrative, or judicial action, possibly with retroactive effect. The discussion does not discuss every aspect of U.S. federal income and estate taxation that may be relevant to a particular taxpayer in light of its individual circumstances or to persons who are otherwise subject to special tax treatment. For example, special rules not discussed here may apply to you if you are:

      o     a bank or other financial institution

      o     a broker-dealer;

      o     an insurance company;

      o a regulated investment company, real estate investment trust or real estate mortgage investment conduit;

      o     a pension or other employee benefit plan;

      o     a tax-exempt organization or entity;

      o     a U.S. expatriate;

      o a person holding Units, Notes, Note Warrants or Common Stock as a part of a straddle, "hedge" or "conversion transaction" with other investments,

      o     a person who has elected mark-to-market accounting

      o     a hybrid entity or an owner of interests therein; or

      o     a holder whose functional currency is not the U.S. dollar.


         In addition, this discussion does not address the effect of any applicable foreign, state, local or other tax laws. We have not sought and will not seek any rulings from the Internal Revenue Service concerning the tax consequences of the purchase, ownership or disposition of a Unit, a Note, a Note Warrant or a share of Common Stock and, accordingly, we cannot assure you that the Internal Revenue Service will not successfully challenge the tax consequences described below. We urge you to consult your tax adviser with respect to the U.S. federal income and estate tax considerations relevant to holding and disposing of a Unit, a Note, a Note Warrant or a share of Common Stock as well as any tax considerations applicable under the laws of any foreign, state, local or other taxing jurisdiction.

U.S. Holders


         If you are a "U.S. Holder," as defined below, this section applies to you. Otherwise, the section entitled "Non-U.S. Holders" applies to you. You are a U.S. Holder if you are the beneficial owner of a Unit, a Note, a Note Warrant or a share of Common Stock acquired on conversion of a Note or exercise of a Note Warrant and you are:

      o     a citizen or resident alien individual of the United States,

      o a corporation, or an entity treated as a corporation, organized under the law of the United States, any State thereof or the District of Columbia,

      o an estate the income of which is subject to U.S. federal income tax without regard to its source or

      o a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

If a partnership, including for this purpose any entity treated as a partnership for U.S. federal tax purposes, is a beneficial owner of a Unit, a Note, a Note Warrant or a share of Common Stock, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder that is a partnership and partners in that partnership should consult their own tax advisers regarding their U.S. federal income tax consequences.


         Allocation of Issue Price Among Notes and Note Warrants. For U.S. federal income tax purposes, each Unit will be treated as an investment Unit consisting of a Note and Note Warrants. The issue price of a Unit will be the first price at which a substantial portion of the Units is sold for money, excluding sales to bond houses, brokers or similar persons or organizations acting the capacity of underwriters, placement agents or wholesalers. The issue price of each Unit must be allocated between the Note and Note Warrants based upon their relative fair market values. That allocation will be used to determine each U.S. Holder's income tax basis in the Note Warrants and initial tax basis in the Note and, as described below, the issue price of the Note. We will allocate the issue price of each Unit between the Note and the Note Warrants comprising the Unit in accordance with our determination of their relative fair market values on the issue date. This allocation will not be binding on the Internal Revenue Service, which may challenge the allocation. However, a U.S. Holder is bound by our allocation, unless the U.S. Holder explicitly discloses in a timely filed U.S. federal income tax return of the U.S. Holder for the taxable year in which it acquires the Unit that it intends to use an allocation that is inconsistent with our allocation.


         Original Issue Discount. Because the Notes are being sold at a substantial discount from their principal amount at maturity, the Notes will be treated as issued with original issue discount, referred to as "OID," in an amount equal to the excess of the "stated redemption price at maturity" over the "issue price" of the Notes. The "issue price" of a Note will equal the portion of the issue price of the Unit allocated to the Note as described under "--Allocation of Issue Price Among Notes and Warrants." The "stated redemption price at maturity" is the sum of all payments to be made on the Notes other than "qualified stated interest." The term "qualified stated interest" means, generally, stated interest that is unconditionally payable at least annually at a single fixed or variable rate. Because interest will be paid on the Notes quarterly at a single fixed rate, all of the interest paid on the Notes will be qualified stated interest. Accordingly, the stated redemption price at maturity of the Notes should be the stated principal amount of the Notes.


         A U.S. Holder of a Note, in general, must include in income OID calculated on a constant-yield accrual method prescribed by Treasury regulations in advance of the receipt of some or all of the related cash payments. The amount of OID included in income by an initial U.S. Holder of a Note is the sum of the "daily portions" of OID with respect to that Note for each day during the taxable year or portion of the taxable year in which the U.S. Holder holds that Note. This amount is referred to as "accrued OID." The daily portion is determined by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. The accrual period for the Notes may be of any length selected by the U.S. Holder and may vary in length over the term of the Notes, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is equal to:

      o the product of the Note's adjusted issue price at the beginning of the accrual period and the Note's yield to maturity, determined on the basis of compounding at the close of each accrual period, properly adjusted for the length of the accrual period, over

      o the qualified stated interest allocable to the accrual period. OID allocable to the final accrual period is the difference between the amount payable at maturity of the Note and the Note's "adjusted issue price" at the beginning of the final accrual period. Special rules will apply in calculating OID for an initial short accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments other than qualified stated interest made on the Note on or before the first day of the accrual period.


         Sale, Exchange or Retirement of Notes. Upon a sale, exchange or retirement of a Note, a U.S. Holder will recognize gain or loss to the extent of the difference between the sum of the cash and the fair market value of any property received for the Note and the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's tax basis in a Note will equal the portion of the issue price of a Unit allocated to the Note increased by any OID included in the holder's income prior to the disposition of the Note and reduced by any payments other than qualified stated interest received on the Note. Any gain or loss recognized by a U.S. Holder upon a sale, exchange or retirement of a Note will be capital gain or loss and will be long-term capital gain or loss if the Note has been held for more than one year.


         Conversion of Notes. Upon a conversion of a Note for Common Stock, a U.S. Holder will not recognize gain or loss except to the extent cash is received in lieu of a fractional share. A U.S. Holder's basis in the Common Stock will be equal to the holder's basis in the Note that was converted therefor, and the holder's holding period for that Common Stock will include the holder's holding period for that Note.


         Disposition of Units. Upon a sale, exchange or retirement of a Unit, a U.S. Holder will recognize gain or loss on each of the Note and the Note Warrants, respectively. For purposes of determining gain or loss in respect of each of the Note and the Note Warrants, the proceeds realized upon the sale, exchange or retirement will be allocated between the Note and the Note Warrants based on their then relative fair market values. Consequently, the gain or loss realized upon the sale, exchange or retirement will be calculated separately for each of the Note and the Note Warrants and will equal the difference between the amount so allocated and the adjusted basis of the Note or Note Warrants, respectively, as described above, at that time.


         Tax Treatment of Note Warrants. A U.S. Holder will recognize gain or loss upon a sale, redemption, lapse or other taxable disposition of a Note Warrant in an amount equal to the difference between the sum of the amount of cash and the fair market value of any property received for the Note Warrant and the U.S. Holder's tax basis in the Note Warrant. A U.S. Holder's tax basis in a Note Warrant will equal that portion of the issue price of the Unit that is allocated to the Note Warrant, as described in "--Allocation of Issue Price Among Notes and Note Warrants" above. That gain or loss will be capital gain or loss if the Common Stock to which the Note Warrant relates would be a capital asset in the hands of the Note Warrant holder and will be long-term capital gain or loss if the holding period for the Note Warrant exceeds one year.


         The exercise of a Note Warrant will not be a taxable event for the exercising U.S. Holder, except with respect to cash, if any, received in lieu of a fractional share. A U.S. Holder will have a tax basis in the shares of Common Stock received upon exercise of a Note Warrant equal to the sum of the U.S. Holder's tax basis in the Note Warrant surrendered and the exercise price of the Note Warrant, as adjusted for any fractional share for which cash is received. A U.S. Holder generally will have a holding period in shares of Common Stock acquired upon exercise of a Note Warrant that commences on the date of exercise of the Note Warrant.


         An adjustment to the exercise price of the Note Warrants, or the failure to make an adjustment, in certain circumstances, may result in a constructive distribution to the holders of the Note Warrants that could be taxable as a dividend under Section 305 of the Code. In that event, a holder's tax basis in the Note Warrant would increase by the amount of the dividend.


         Tax Treatment of Common Stock Acquired on Conversion of a Note or Exercise of a Warrant. Cash distributed on Common Stock will be treated as a dividend to the extent of our current and accumulated earnings and profits attributable to the distribution as determined under U.S. federal income tax principles. Subject to certain exceptions for short-term and hedged positions, a dividend a noncorporate shareholder receives on a share before January 1, 2009 will be subject to a maximum tax rate of 15%. If the amount of a distribution exceeds our current and accumulated earnings and profits attributable to the distribution, the distribution next will be treated as a nontaxable return of capital and will he applied against and reduce your adjusted tax basis in the Common Stock, but not below zero. If the distribution exceeds both our current and accumulated earnings and profits attributable to the distribution and your adjusted tax basis in your Common Stock, the excess will be treated as capital gain and will be either long-term or short-term capital gain depending on whether your holding period for that Common Stock is or is not more than one year.


         Corporate holders of Common Stock generally should be eligible for the 70% dividends-received deduction with respect to the portion of any distribution on the stock taxable as a dividend. However, corporate investors should consider certain provisions that may limit the availability of a dividends-received deduction, including but not limited to the holding period rules of Section 246(c) of the Code, the rules of Section 246A that reduce the dividends-received deduction for dividends on certain debt-financed stock, and the rules in Section 1059 of the Code that reduce the basis of stock, and may require recognition of taxable gain, in respect of certain extraordinary dividends. Corporate holders should also consider the effect of the dividends-received deduction on the determination of alternative minimum tax liability.


         If you sell or dispose of your Common Stock in a taxable transaction, you will recognize capital gain or loss equal to the difference between the sum of the cash and the fair market value of any property received and your tax basis in the Common Stock. A U.S. Holder's tax basis in shares of Common Stock acquired upon conversion of a Note will be determined in the manner set forth in "--U.S. Holders--Conversion of Notes" above, and a U.S. Holder's tax basis in shares of Common Stock acquired on exercise of a Note Warrant will be determined in the manner set forth in "--U.S. Holders--Tax Treatment of Note Warrants" above. The gain or loss will be long-term capital gain or loss if your holding period for your Common Stock exceeds one year. For corporate taxpayers, long-term capital gains are taxed at the same rate as ordinary income. For noncorporate taxpayers, net capital gains--the excess of the taxpayer's net long-term capital gains over short-term capital losses--are subject to a maximum tax rate of 15%. The deductibility of capital losses is restricted and generally may be used only to reduce capital gains to the extent thereof.


         Information Reporting; Backup Withholding. We are required to furnish to record holders of the Notes and record holders of Common Stock, other than corporations and other exempt holders, and to the Internal Revenue Service, information with respect to interest paid and OID accrued on the Notes and dividends paid on the Common Stock.


         Certain U.S. Holders may be subject to backup withholding at the rate of 28% with respect to interest and OID paid on a Note, with respect to dividends paid on Common Stock or with respect to proceeds received from a disposition of a Unit, a Note, a Note Warrant or a share of Common Stock. Generally, backup withholding applies only if:

      o the payee fails to furnish a correct taxpayer identification number to the payer in the manner required or fails to demonstrate that it otherwise qualifies for an exemption;

      o the Internal Revenue Service notifies the payer that the taxpayer identification number furnished by the payee is incorrect;

      o the payee has failed to report properly the receipt of a "reportable payment" on one or more occasions, and the Internal Revenue Service has notified the payer that withholding is required; or

      o the payee fails, in certain circumstances, to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number furnished is the correct number and that the holder is not subject to backup withholding.


         Backup withholding is not an additional tax but, rather, is a method of tax collection. A U.S. Holder will he entitled to credit any amount withheld under the backup withholding rules against its actual tax liability, provided the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders


         The following discussion is limited to U.S. federal income and estate tax consequences relevant to a Non-U.S. Holder. As used herein, a "Non-U.S. Holder" is a beneficial owner of a Unit, a Note, a Note Warrant or a share of Common Stock acquired on conversion of a Note or exercise of a Note Warrant that, for U.S. federal income tax purposes, is

      o     a nonresident alien individual;

      o a corporation, or an entity treated as a corporation, created or organized in or under the law of a country other than the United States or a political subdivision thereof; or

      o     an estate or trust that is not a U.S. Holder.


      This discussion does not address tax consequences relevant to an expatriate or former long-term resident of the United States or to a person who holds a Unit, Note, Note Warrant or share of Common Stock through a partnership. A person who holds a Unit, Note, Note Warrant or share of Common Stock through a hybrid entity, that is, an entity that is fiscally transparent for U.S. federal income tax purposes but not for foreign tax purposes, may not he entitled to the benefits of a tax treaty. For example, a person who is a partner in a foreign partnership or beneficiary of a foreign trust or estate and who is subject to U.S. federal income tax because of his own status, for example, as a U.S. resident or a foreign person engaged in trade or business in the United States, may be subject to U.S. federal income tax even though the foreign partnership, trust or estate is not itself subject to U.S. federal income tax. For purposes of the following discussion, "U.S. trade or business income" of a Non-U.S. Holder generally means interest on a Note, a dividend on Common Stock or gain on a sale, exchange or retirement of a Unit, Note, Note Warrant or share of Common Stock if the interest, dividend or gain is (i) effectively connected with trade or business conducted by the Non-U.S. Holder within the United States or (ii) in most cases of a resident of a country with which the United States has an income tax treaty, attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States.


      Interest and OID. In general, interest paid to, and OID paid to or accrued by, a Non-U.S. Holder of a Note will not be subject to U.S. withholding tax if it qualifies for the portfolio interest exemption, and it will not otherwise be subject to U.S. federal income tax if it is not U.S. trade or business income of the Non-U.S. Holder. Interest and OID on a Note qualify for the portfolio interest exemption if (i) the Non-U.S. Holder of the Note (a) does not own, actually and constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (b) is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and
(c) is not a bank receiving interest on an extension of credit made pursuant to a loan agreement made in the ordinary course of its trade or business and (ii) either (a) the Non-U.S. Holder certifies, under penalties of perjury, to us or the paying agent, as the case may he, that it is a Non-U.S. Holder and provides its name and address or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, referred to as a "Financial Institution", and holds the Note on behalf of the Non-U.S. Holder certifies, under penalties of perjury, that it or a Financial Institution between it and the Non-U.S Holder has received such a certificate and furnishes the payer with a copy thereof. In general, in the case of a Note held by a foreign partnership, the certificate described in (ii) above must be provided by the foreign partners rather than by the foreign partnership.


      OID accrued by a Non-U.S. Holder that constitutes U.S. trade or business income will be subject to U.S. federal income tax on a net income basis at graduated rates in the same manner that a U.S. taxpayer is subject to tax and will be exempt from the withholding tax described above. In the case of a Non-U.S. Holder that is a corporation, U.S. trade or business income under certain circumstances also will be subject to an additional branch profits tax at a 30% rate, or, if applicable, a lower treaty rate. The gross amount of OID paid to a Non-U.S. Holder that does not qualify for the portfolio interest exemption and that is not U.S. trade or business income will be subject to withholding of U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty reduces or eliminates withholding. To claim the benefit of a tax treaty or to claim an exemption from withholding because income is U.S. trade or business income, a Non-U.S. Holder must provide a properly executed Form W-8BEN or W-8ECI or a successor form, as applicable, prior to the payment of the income. These forms generally must be updated periodically. A Non-U.S. Holder who is claiming the benefits of a tax treaty may be acquired to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by a foreign governmental authority to prove residence in the foreign country.


         Conversion of Notes. Upon a conversion of a Note for Common Stock, a Non-U.S. Holder will not recognize gain or loss except to the extent cash is received in lieu of a fractional share. A U.S. Holder's basis in the Common Stock will be equal to the holder's basis in the Note that was converted therefor, and the holder's holding period for that Common Stock will include the holder's holding period for that Note.


         Tax Treatment of Note Warrants. The exercise of a Note Warrant will not be a taxable disposition of the Note Warrant for the exercising Non-U.S. Holder, except with respect to cash, if any, received in lieu of a fractional share. In general, a Non-U.S. Holder will not be subject to U.S. Federal income tax upon a taxable disposition of a Note Warrant, except as described in "Certain U.S. Federal Tax Consequences--Non-U.S. Holders---Taxable Disposition of a Note, Note Warrant or Share of Common Stock" below.


         An adjustment to the exercise price of the Note Warrants, or the failure to make an adjustment, in certain circumstances may result in a constructive distribution to the holders of the Note Warrants that could be taxable as a dividend under Section 305 of the Code. In that event, a holder's tax basis in the Note Warrant would increase by the amount of the dividend.


         Dividends on Common Stock. If a Note Warrant is exercised, a Non-U.S. Holder of Common Stock generally will be subject to withholding of U.S. federal income tax on actual or deemed dividend distributions at a 30% rate or a lower rate that an applicable income tax treaty may specify. Non-U.S. Holders should consult their tax advisers on their entitlement to benefits under a relevant income tax treaty. A Non-US. Holder of Common Stock that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.


         Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax on a net income basis at graduated rates in the same manner that a U.S. taxpayer is subject to tax and will be exempt from the withholding tax described above. In the case of a Non-U.S. Holder that is a corporation, U.S. trade or business income under certain circumstances also will be subject to an additional branch profits tax at a 30% rate, or, if applicable, a lower treaty rate. To claim an exemption from withholding because a dividend is U.S. trade or business income, a Non U.S. Holder must satisfy applicable certification and other requirements.

      Taxable Disposition of a Note, Note Warrant or Share of Common Stock. Subject to the discussion below of backup withholding, you generally will not be subject to U.S. federal income tax on any gain recognized upon a sale, exchange, retirement or other taxable disposition of a Note, upon a sale, redemption, lapse or other taxable disposition of a Note Warrant or upon a sale, exchange or other taxable disposition of our Common Stock. However, you will be subject to federal income tax on the gain if:

      o     the gain is U.S. trade or business income;

      o you are a non-resident alien individual, you are present in the United States for 183 or more days in the taxable year of disposition and either (a) you have a "tax home" in the United States for U.S. federal income tax purposes or (b) the gain is attributable to an office or other fixed place of business you maintain in the United States; or

      o with respect to a sale, exchange or other taxable disposition of a Note Warrant or a share of Common Stock, we are a "United States real property holding corporation" within the meaning of Section 897(c) of the Code, or we have been a United States real property holding corporation at any time during the shorter of the five year period ending on the date of your sale or other disposition and the period you have held the Note Warrant or Common Stock that is sold or otherwise disposed of. We believe that we currently are not a United States real property holding corporation, and we do not anticipate becoming one. No assurance, however, can be provided that we will not become a United States real property holding corporation in the future


      A Non-U.S. Holder's tax basis in a Note and in a Note Warrant will be equal to the portion of the holders tax basis in a Unit that is allocated to the Note and the Note Warrant as described in "Certain U.S. Federal Tax Consequences--U.S. Holders--Allocation of Issue Price Among Notes and Warrants" above. A Non-U.S. Holder's tax basis in shares of Common Stock acquired upon conversion of a Note will be determined in the manner set forth in "--Non-U.S. Holders--Conversion of Notes" above, and a Non-U.S. Holder's tax basis in shares acquired on exercise of a Note Warrant will be determined in the manner set forth in "--U.S. Holders--Tax Treatment of Note Warrants" above.


      Federal Estate Tax. In the case of an individual who is not a citizen of the United States and who is not domiciled in the United States at the time of death,

      o a Note that is owned, or treated as owned, at the time of death will not be subject to U.S. federal estate tax, unless, except as an applicable estate tax treaty provides to the contrary, the individual owned, actually and constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote or the income on the Note was U.S. trade or business income;

      o a Note Warrant that is owned, or treated as owned, at the time of death may be subject to U.S. federal estate tax, except as an applicable estate tax treaty provides to the contrary; and

      o a share of our Common Stock will be subject to U.S. federal estate tax, except as an applicable estate tax treaty provides to the contrary.


      In the case of an individual who is not a citizen of the United States but who is domiciled in the United States at the time of death, a Note, a Note Warrant and a share of our Common Stock will be subject to U.S. federal estate tax, regardless of whether the individual is not a resident of the United States, except as an applicable estate tax treaty provides to the contrary.


      Information Reporting; Backup Withholding. We must report annually to the IRS and to each Non-U.S. Holder any OID that is subject to U.S. withholding tax or that is exempt from withholding pursuant to a tax treaty or the portfolio interest exception. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Information reporting and backup withholding, at a rate of 28%, do not apply to interest or OID paid to a Non-U.S. Holder if the holder makes the requisite certification or otherwise establishes an exemption provided that neither we nor our paying agent has actual knowledge that the holder is a Non-U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied.


      Backup withholding and information reporting do not apply to our payments of principal of a Note to a Non-U.S. Holder if the holder certifies under penalties of perjury that it is not a U.S. Holder or otherwise establishes an exemption, provided that neither we nor our paying agent has actual knowledge that the holder is not a Non-U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied.


      Under specific circumstances, the IRS requires information reporting and backup withholding at a rate of 28% on dividends paid to a Non-U.S. Holder of Common Stock that is required to certify its Non-U.S. Holder status but fails to do so.


      The payment of the proceeds from the disposition of a Note to or through the U.S. office of any broker, U.S. or foreign, is subject to information reporting and possible backup withholding unless the owner certifies under penalties of perjury that it is not a U.S. Holder or otherwise establishes an exemption provided that the broker does not have actual knowledge that the holder is not a Non-U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied.


      The proceeds of a disposition of a Note, a Note Warrant or a share of our Common Stock by a Non-U.S. Holder to or through a foreign office of a broker will not be subject to backup withholding. However information reporting will apply in the case of a "U.S. related broker" unless the broker has documentary evidence in its files of the Non-U.S. Holder's foreign status and has no actual knowledge to the contrary or unless the Non-U.S. Holder otherwise establishes an exemption. A broker is a "U.S. related broker" if the broker is a United States person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose income from all sources for a designated period is from activities that are effectively connected with the conduct of trade or business within the United States or a foreign partnership that, at any time during its taxable year, is owned 50% or more, by income or capital interest, by United States persons or is engaged in the conduct of trade or business in the United States.

      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or as a credit against the Non-U.S. Holder's U.S. federal income tax liability, provided the requisite procedures are followed.

Exchange Offer

      This general discussion of certain U.S. federal income and estate tax considerations with respect to the exchange of a share of Series A Preferred Stock for Common Stock and a Preferred Stock Warrant, the acquisition of Common Stock on the exercise of a Preferred Stock Warrant and the ownership and disposition of a share of Common Stock and a Preferred Stock Warrant applies to you if you are a U.S. Holder who holds the Series A Preferred Stock, the Common Stock and the Preferred Stock Warrant as capital assets within the meaning of
Section 1221 of the Code. You are a U.S. Holder if you are the beneficial owner of a share of Series A Preferred Stock, a share of Common Stock or a Preferred Stock Warrant and you are:

      o     a citizen or resident alien individual of the United States,

      o a corporation, or an entity treated as a corporation, organized under the law of the United States, any State thereof or the District of Columbia,

      o an estate the income of which is subject to U.S. federal income tax without regard to its source or

      o a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

      If a partnership, including for this purpose any entity treated as a partnership for U.S. federal tax purposes, is a beneficial owner of a share of Series A Preferred Stock, a share of Common Stock or a Preferred Stock Warrant, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder that is a partnership and partners in that partnership should consult their own tax advisers regarding their U.S. federal income tax consequences.

      This discussion is based upon the Code, Treasury regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, each of which is subject to change at any time by legislative, administrative, or judicial action, possibly with retroactive effect. The discussion does not discuss every aspect of U.S. federal income and estate taxation that may be relevant to a particular taxpayer in light of its individual circumstances or to persons who are otherwise subject to special tax treatment. For example, special rules not discussed here may apply to you if you are:

      o     a bank or other financial institution;

      o     a broker-dealer;

      o     an insurance company;

      o a regulated investment company, real estate investment trust or real estate mortgage investment conduit;

      o     a pension or other employee benefit plan;

      o     a tax-exempt organization or entity;

      o     a U.S. expatriate;

      o a person holding Series A Preferred Stock, Common Stock or Preferred Stock Warrants as a part of a straddle, "hedge" or "conversion transaction" with other investments;

      o     a person who has elected mark-to-market accounting;

      o     a hybrid entity or an owner of interests therein; or

      o     a holder whose functional currency is not the U.S. dollar.

      In addition, this discussion does not address the effect of any applicable foreign, state, local or other tax laws. We have not sought and will not seek any rulings from the Internal Revenue Service concerning the tax consequences of the exchange of a share of Series A Preferred Stock for Common Stock and a Preferred Stock Warrant, the acquisition of Common Stock on the exercise of a Preferred Stock Warrant or the ownership or disposition of a share of Common Stock or a Preferred Stock Warrant. Moreover, the tax consequences are subject to uncertainties that are not insignificant. Accordingly, we cannot assure you that the Internal Revenue Service will not successfully challenge the tax consequences described below. We urge you to consult your tax adviser with respect to the U.S. federal income and estate tax considerations relevant to you as well as any tax considerations applicable under the laws of any foreign, state, local or other taxing jurisdiction.

      The Exchange. The exchange of a share of Series A Preferred Stock for Common Stock and a Preferred Stock Warrant should be treated as a recapitalization and thus as a reorganization within the meaning of Section 368 of the Code. As a result, you should not recognize any gain or loss on that exchange, although you may be treated as receiving a deemed distribution as a result of that exchange by reason of the existence of the accumulated but unpaid dividends on the Series A Preferred Stock. The amount that may be treated as a deemed distribution is equal to, with respect to each exchange of a share of Series A Preferred Stock, the lesser of (i) the amount by which the fair market value of the share of Common Stock and the Preferred Stock Warrant you receive in the exchange (determined immediately after the exchange) exceeds the issue price of the share of Series A Preferred Stock and (ii) the amount of the dividends in arrears on the share of Series A Preferred Stock. The issue price of a share of Series A Preferred Stock should be the price initially paid by a holder of that share upon the original issuance of the share. Such a deemed distribution would be treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits attributable to the distribution as determined under U.S. federal income tax principles, and if received by a noncorporate shareholder, would be subject to a maximum tax rate of 15%, subject to certain exceptions for short-term and hedged positions. Conversely, if we have no accumulated or current earnings and profits at the end of our taxable year in which the exchange occurs, no part of any amount treated as a deemed distribution to you would be treated as a dividend. It appears that your combined basis in the Common Stock and Preferred Stock Warrant you receive should be equal to the basis of the share of Series A Preferred Stock you exchange therefor, increased by any amount treated as a dividend as described above and that that basis should be allocated between the Common Stock and Preferred Stock Warrant based on their relative fair market values on the date of the exchange. In general, your holding period in the Common Stock and Preferred Stock Warrant you receive should include your holding period for the share of Series A Preferred Stock you exchange therefor. However, if any amount is treated as a dividend as described above, you could be treated as having a split holding period for the Common Stock and the Preferred Stock Warrant in which a new holding period would begin in respect of a portion of each share of Common Stock and each Preferred Stock Warrant corresponding to the portion of the total value of the Common Stock and Preferred Stock Warrant you receive that is treated as a dividend. The manner in which your basis in a share of Series A Preferred Stock, increased by any amount treated as a dividend, will be allocated between the Common Stock and Preferred Stock Warrant you receive, and the determination of any Common Stock and/or Preferred Stock Warrant in which a new holding period would begin, are subject to uncertainty.

         The exchange of a share of Series A Preferred Stock for Common Stock and a Preferred Stock Warrant is subject to possible alternative tax treatment. For example, your receipt of the Preferred Stock Warrant might be treated as ordinary income consisting of a fee paid to you to induce you to convert your Series A Preferred Stock into Common Stock. In that event, however, you nevertheless should not recognize any gain or loss on the exchange of a share of Series A Preferred Stock for Common Stock, although you may be treated as receiving a deemed distribution as a result of that exchange by reason of the existence of the accumulated but unpaid dividends on the Series A Preferred Stock. The amount that may be treated as a deemed distribution is equal to, with respect to each exchange of a share of Series A Preferred Stock, the lesser of
(i) the amount by which the fair market value of the Common Stock you receive in the exchange (determined immediately after the exchange) exceeds the issue price of the share of Series A Preferred Stock and (ii) the amount of the dividends in arrears on the share of Series A Preferred Stock. The tax consequences of such a deemed distribution would be the same as those described in the preceding paragraph. Under this alternative characterization, your tax basis in the Common Stock you receive should be equal to the basis of the share of Series A Preferred Stock you exchange therefor, increased by any amount treated as a dividend as described above, and your holding period in the Common Stock you receive should include your holding period for the share of Series A Preferred Stock you exchange therefor. However, if any amount is treated as a dividend as described above, you could be treated as having a split holding period for the Common Stock in which a new holding period would begin in respect of a portion of each share of Common Stock corresponding to the portion of the total value of the Common Stock received that is treated as a dividend. The manner in which your basis in a share of Series A Preferred Stock, increased by any amount treated as a dividend, will be allocated to the Common Stock you receive, and the determination of any Common Stock in which a new holding period would begin, are subject to uncertainty. Under this alternative characterization, your basis in the Preferred Stock Warrant should be equal to its fair market value on the date of the exchange, and your holding period in the Preferred Stock Warrant should begin on the day after the date of the exchange.

         Tax Treatment of Preferred Stock Warrants. A U.S. Holder will recognize gain or loss upon a sale, redemption, lapse or other taxable disposition of a Preferred Stock Warrant in an amount equal to the difference between the sum of the amount of cash and the fair market value of any property received for the Preferred Stock Warrant and the U.S. Holder's tax basis in the Preferred Stock Warrant. A U.S. Holder's tax basis in a Preferred Stock Warrant should be determined under one of the alternative methods described in "--The Exchange" above. That gain or loss will be capital gain or loss if the Common Stock to which the Preferred Stock Warrant relates would be a capital asset in the hands of the Preferred Stock Warrant holder and will be long-term capital gain or loss if the holding period for the Preferred Stock Warrant exceeds one year.

         The exercise of a Preferred Stock Warrant will not be a taxable event for the exercising U.S. Holder, except with respect to cash, if any, received in lieu of a fractional share. A U.S. Holder will have a tax basis in the Common Stock received upon exercise of a Preferred Stock Warrant equal to the sum of the U.S. Holder's tax basis in the Preferred Stock Warrant surrendered and the exercise price of the Preferred Stock Warrant, as adjusted for any fractional share for which cash is received. A U.S. Holder generally will have a holding period in Common Stock acquired upon exercise of a Preferred Stock Warrant that commences on the date of exercise of the Preferred Stock Warrant.

         An adjustment to the exercise price of the Preferred Stock Warrants, or the failure to make an adjustment, in certain circumstances, may result in a constructive distribution to the holders of the Preferred Stock Warrants that could be taxable as a dividend under Section 305 of the Code. In that event, a holder's tax basis in the Preferred Stock Warrant would increase by the amount of the dividend.

         Tax Treatment of Common Stock Acquired on Exercise of a Preferred Stock Warrant. Cash distributed on Common Stock will be treated as a dividend to the extent of our current and accumulated earnings and profits attributable to the distribution as determined under U.S. federal income tax principles. Subject to certain exceptions for short-term and hedged positions, a dividend a noncorporate shareholder receives on a share before January 1, 2009 will be subject to a maximum tax rate of 15%. If the amount of a distribution exceeds our current and accumulated earnings and profits attributable to the distribution, the distribution next will be treated as a nontaxable return of capital and will be applied against and reduce your adjusted tax basis in the Common Stock, but not below zero. If the distribution exceeds both our current and accumulated earnings and profits attributable to the distribution and your adjusted tax basis in your Common Stock, the excess will be treated as capital gain and will be either long-term or short-term capital gain depending on whether your holding period for that Common Stock is or is not more than one year.

         Corporate holders of Common Stock generally should be eligible for the 70% dividends-received deduction with respect to the portion of any distribution taxable as a dividend. However, corporate investors should consider certain provisions that may limit the availability of a dividends-received deduction, including but not limited to the holding period rules of Section 246(c) of the Code, the rules of Section 246A of the Code that reduce the dividends-received deduction for dividends on certain debt-financed stock, and the rules in Section 1059 of the Code that reduce the basis of stock and may require recognition of taxable gain in respect of certain extraordinary dividends. Corporate investors should also consider the effect of the dividends-received deduction on the determination of alternative minimum tax liability.

      If you sell or dispose of your Common Stock in a taxable transaction, you will recognize capital gain or loss equal to the difference between the sum of the cash and the fair market value of any property received and your tax basis in the Common Stock. A U.S. Holder's tax basis in shares of Common Stock acquired on exercise of a Preferred Stock Warrant will be determined in the manner set forth in "--Tax Treatment of Preferred Stock Warrants" above. The gain or loss will be long-term capital gain or loss if your holding period for your Common Stock exceeds one year. For corporate taxpayers, long-term capital gains are taxed at the same rate as ordinary income. For noncorporate taxpayers, net capital gains--the excess of the taxpayer's net long-term capital gains over short-term capital losses--are subject to a maximum tax rate of 15%. The deductibility of capital losses is restricted and generally may be used only to reduce capital gains to the extent thereof.

      Information Reporting; Backup Withholding. We are required to furnish to record holders of Common Stock, other than corporations and other exempt holders, and to the Internal Revenue Service, information with respect to dividends paid on the Common Stock.

      Certain U.S. Holders may be subject to backup withholding at the rate of 28% with respect to dividends paid on Common Stock or with respect to proceeds received from a disposition of a share of Common Stock or a Preferred Stock Warrant. Generally, backup withholding applies only if:

      o the payee fails to furnish a correct taxpayer identification number to the payer in the manner required or fails to demonstrate that it otherwise qualifies for an exemption;

      o the Internal Revenue Service notifies the payer that the taxpayer identification number furnished by the payee is incorrect;

      o the payee has failed to report properly the receipt of a "reportable payment" on one or more occasions, and the Internal Revenue Service has notified the payer that withholding is required; or

      o the payee fails, in certain circumstances, to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number furnished is the correct number and that the holder is not subject to backup withholding.

      Backup withholding is not an additional tax but, rather, is a method of tax collection. A U.S. Holder will he entitled to credit any amount withheld under the backup withholding rules against its actual tax liability, provided the required information is furnished to the Internal Revenue Service.

                             RESTRICTIONS ON RESALES

Note Offering - Restricted Notes, Note Warrants and Underlying Common Stock


      The Notes and Note Warrants issued pursuant to this offering will be issued without registration under the Securities Act, in reliance upon exemptions contained in Section 4(2) thereof, and without registration under any state securities laws and reliance on specific exemptions from registration provided by such laws. Consequently, the Notes and Note Warrants or Common Stock issued upon conversion of such Notes or exercise of such Note Warrants may not be offered or sold in the absence of an effective registration statement under the Securities Act and any applicable state securities laws or an opinion of counsel acceptable to Scientigo and its counsel that such registration is not required pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Each investor will represent, agree and acknowledge that: (i) neither the Notes, the Note Warrants nor the Common Stock has been registered under the Securities Act and may not be offered or sold except as set forth above; (ii) the Notes, Note Warrants and the Common Stock share certificates will bear a legend to the effect of the above regarding lack of registration and transfer restrictions, and (iii) the Notes and Note Warrants are being acquired with the intent of being held for investment for his/her own account and without the intent or a view to participating directly or indirectly, and, or for resale in connection with, any distribution of such Notes or Note Warrants within the meaning of the Securities Act. Investors should consult their own legal counsel as to the impact of the Securities Act or state securities laws on the transfer of any Notes, Note Warrants or shares of Common Stock.

Exchange Offer - Restricted Common Stock and Preferred Stock Warrants and Underlying Common Stock


      The Common Stock and Preferred Stock Warrants issued pursuant to the Exchange Offer will be issued without registration under the Securities Act, in reliance upon exemptions contained in Section 3(a)(9) thereof, and without registration under any state securities laws and reliance on specific exemptions from registration provided by such laws. Consequently, the Common Stock and Preferred Stock Warrants or Common Stock issued upon exercise of such Preferred Stock Warrants may not be offered or sold in the absence of an effective registration statement under the Securities Act and any applicable state securities laws or an opinion of counsel acceptable to Scientigo and its counsel that such registration is not required pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Each investor will represent, agree and acknowledge that: (i) neither the Common Stock or Preferred Stock Warrants issued in the Exchange Offer nor the Common Stock underlying such Preferred Stock Warrants has been registered under the Securities Act and may not be offered or sold except as set forth above; (ii) the Common Stock share certificate and Preferred Stock Warrants will bear a legend to the effect of the above regarding lack of registration and transfer restrictions, and (iii) the Common Stock and Preferred Stock Warrants being offered in the Exchange Offer are being acquired with the intent of being held for investment for his/her own account and without the intent or a view to participating directly or indirectly, and, or for resale in connection with, any distribution of such Common Stock or Preferred Stock Warrants within the meaning of the Securities Act. Investors should consult their own legal counsel as to the impact of the Securities Act or state securities laws on the transfer of any shares of Common Stock or Preferred Stock Warrants.



                                 USE OF PROCEEDS


      The Company intends to use the net proceeds of the offering for payment of existing payables in the approximate amount of $2,700,000 (including up to $150,000 in principal repayments pursuant to the recapitalization transactions described at "Recapitalization Transactions" above), lending of $400,000 to a stockholder of the Company pursuant to the recapitalization transactions described at "Recapitalization Transactions" above, general working capital and for the continuing development of a suite of solutions that include software for next-generation search, intelligent document recognition, data capture, cleansing, mining and integration.


      Except as specifically contemplated in connection with the offering, no proceeds may be used to pay indebtedness to stockholders of the Company.


      After the estimated expenses of the offering, if the offering is fully-subscribed, the Company anticipates that approximately $4,700,000 will be available to the Company for such purposes.



                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Subsection (a) of Section 14-2-851 of the Delaware Business Corporation Code provides that a corporation may indemnify or obligate itself to indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if such individual conducted himself or herself in good faith and such individual reasonably believed, in the case of conduct in an official capacity, that such conduct was in the best interests of the corporation and, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and, in the case of any criminal proceeding, such individual had no reasonable cause to believe such conduct was unlawful. Subsection (d) of Section 14-2-851 of the Delaware Business Corporation Code provides that a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred if it is determined that the director has met the relevant standard of conduct, or in connection with any proceeding with respect to conduct under Section 14-2-851 of the Delaware Business Corporation Code for which he was adjudged liable on the basis that personal benefit was improperly received by him. Notwithstanding the foregoing, pursuant to Section 14-2-854 of the Delaware Business Corporation Code a court may order a corporation to indemnify a director or advance expenses if such court determines that the director is entitled to indemnification under the Delaware Business Corporation Code or that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such director met the standard of conduct set forth in subsections (a) and (b) of Section 14-2-851 of the Delaware Business Corporation Code, failed to comply with Section 14-2-853 of the Delaware Business Corporation Code or was adjudged liable as described in paragraph (1) or (2) of subsection (d) of Section 14-2-851 of the Delaware Business Corporation Code.

      Section 14-2-852 of the Delaware Business Corporation Code provides that to the extent that a director has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, because he or she is or was a director of the corporation, the corporation shall indemnify the director against reasonable expenses incurred by the director in connection therewith.

      Section 14-2-857 of the Delaware Business Corporation Code provides that a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation to the same extent as a director and if he or she is not a director to such further extent as may be provided in its articles of incorporation, bylaws, action of its board of directors or contract except for liability arising out of conduct specified in Section 14-2-857(a)(2) of the Delaware Business Corporation Code. Section 14-2-857 of the Delaware Business Corporation Code also provides that an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 14-2-852 and is entitled to apply for court ordered indemnification or advances for expenses under Section 14-2-854, in each case to the same extent as a director. In addition, Section 14-2-857 provides that a corporation may also indemnify and advance expenses to an employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, action of its board of directors or contract.

      In accordance with Scientigo's bylaws, every person who is or was (and the heirs and personal representatives of such person) a director, officer, employee or agent of Scientigo shall be indemnified and held harmless by Scientigo from and against the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefits plan), and reasonable expenses (including attorneys' fees and disbursements) that may be imposed upon or incurred by him or her in connection with or resulting from any threatened, pending, or completed, action, suit, or proceeding, whether civil, criminal, administrative, investigative, formal or informal, in which he or she is threatened to be made, a named defendant or respondent: (a) because he or she is or was a director, officer, employee, or agent of Scientigo; (b) because he or she is or was serving at the request of Scientigo as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise; or
(c) because he or she is or was serving as an employee of the corporation who was employed to render professional services as a lawyer or accountant to the corporation; regardless of whether such person is acting in such a capacity at the time such obligation shall have been imposed or incurred, if (i) such person acted in a manner he or she believed in good faith to be in or not opposed to the best interest of such corporation, and, with respect to any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful or (ii), with respect to an employee benefit plan, such person believed in good faith that his or her conduct was in the interests of the participants in and beneficiaries of the plan.

      Pursuant to the bylaws of Scientigo, reasonable expenses incurred in any proceeding shall be paid by Scientigo in advance of the final disposition of such proceeding if authorized by the board of directors of Scientigo in the specific case, or if authorized in accordance with procedures adopted by the board of directors of Scientigo, upon receipt of a written undertaking executed personally by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Scientigo, and a written affirmation of his or her good faith belief that he or she has met the standard of conduct required for indemnification.

      The foregoing rights of indemnification and advancement of expenses are not intended to be exclusive of any other right to which those indemnified may be entitled, and Scientigo has reserved the right to provide additional indemnity and rights to its directors, officers, employees or agents to the extent they are consistent with law.

      Scientigo carries insurance for the purpose of providing indemnification to its directors and officers. Such policy provides for indemnification of Scientigo for losses and expenses they might incur to its directors and officers for successful defense of claims alleging negligent acts, errors, omissions or breach of duty while acting in their capacity as directors or officers and indemnification of its directors and officers for losses and expense upon the unsuccessful defense of such claims.



                              PLAN OF DISTRIBUTION


      The offering of the Notes and Note Warrants will be conducted by Jones, Byrd & Attkisson Incorporated ("JBA"), a registered broker-dealer, on a best efforts basis. There will be no minimum amount of the offering. The maximum Principal Amount of Notes that may be sold pursuant to this Memorandum is $6,250,000, and the maximum number of Note Warrants that may be sold pursuant to this Memorandum is 3,125,000.


      The Notes and Note Warrants will be offered to accredited investors and up to 35 non-accredited investors approved by the Company (collectively the "Noteholders"). Such Notes and Note Warrants will be made available first to record holders of the Company's Series A Preferred Stock (the "Series A Holders"). To the extent that all of such Notes are not subscribed by the Series A Holders, such additional Notes will be offered to other accredited investors. Subject to the right of the Company to accept lesser subscription amounts, the minimum investment in the Notes is $50,000.


      Jones Byrd & Attkisson, Inc. ("JBA") will conduct the Note offering on a best efforts basis. JBA will receive five percent (5%) of the proceeds of the offering (before expenses) to the Company ($250,000 if the entire Note offering is sold) and one Warrant to purchase one (1) share of the Company's Common Stock at $1.00 per share for each $10.00 of net proceeds from the offering (500,000 Warrants if the entire Note offering is sold). The Warrants will be exercisable through June 30, 2010, and will provide for cashless exercise rights. Ronald L. Attkisson, a principal of JBA, is a director of the Company. Mr. Attkisson and his affiliates, including JBA, hold warrants to purchase 581,429 shares of Common Stock of the Company at exercise prices of between $1.00 and $1.3325.


      JBA will not be compensated pursuant to the Exchange Offer.


      JBA may enter into Selling Agreements with other selected and qualified dealers.

Exhibit (a)(1)(ii)
                   MARKET CENTRAL, INC. d/b/a SCIENTIGO, INC.

                              LETTER OF TRANSMITTAL

 This Letter of Transmittal must accompany certificates for shares of Series A Preferred Stock (the Series A Stock") of Market Central, Inc. d/b/a Scientigo, Inc. (the "Company") surrendered in connection with the exchange of such shares of Series A Stock for (i) shares of Common Stock, par value $.01 per share (the "Common Stock") and (ii) Preferred Stock Warrants ("Warrants") of the Company.


                        SEND IN THE ENCLOSED ENVELOPE TO:



                             GREENBERG TRAURIG, LLP
                      3290 NORTHSIDE PARKWAY, NW, SUITE 400
                             ATLANTA, GEORGIA 30327

                                as Exchange Agent

Delivery of the enclosed certificate(s) will be effected and risk of loss shall pass only upon proper delivery to the Exchange Agent in accordance with this Letter of Transmittal.

THE INSTRUCTIONS INCLUDED WITH THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE YOU COMPLETE THIS LETTER OF TRANSMITTAL.

To the Series A Stockholders of Market Central, Inc. d/b/a Scientigo, Inc. (the "Company"):

         In accordance with the terms of the Exchange Offer Memorandum dated as of April 21, 2005 (the "Exchange"), whereby, the undersigned hereby surrenders to Greenberg Traurig, LLC, as Exchange Agent (the "Exchange Agent"), the certificates described below representing shares of Series A Preferred Stock, par value $.01 (the "Shares"), of the Company. The certificates accompanying this Letter of Transmittal are being surrendered in exchange for Shares of Common Stock and the Warrants with regard thereto.

         The undersigned hereby warrants that the undersigned has full power and authority to surrender the certificates delivered herewith, that, with respect to the certificates, the Shares represented thereby are free and clear of all liens, charges, encumbrances, pledges, security interests, or other obligations, and that such certificates and Shares will not be subject to any adverse claim. Upon request, the undersigned hereby agrees to execute and deliver any additional documents deemed necessary or desirable by the Exchange Agent to complete the surrender of the certificates.

         The undersigned hereby irrevocably constitutes the Exchange Agent, or its designee or appointee, his, her or its true and lawful attorney-in-fact with respect to the certificates surrendered herewith, to deliver such certificates together with all accompanying evidences of authority, against receipt therefor (as the undersigned's agent) of the shares of Common Stock and Warrants as provided in the Offering and in this Letter of Transmittal (such power of attorney being deemed a power coupled with an interest).

         Unless otherwise indicated in the box entitled "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal, if applicable, the undersigned requests payment by check to the registered holder appearing in box labeled "Description of Shares Tendered".

                                           DESCRIPTION OF SHARES TENDERED
                                                (See Instruction 2)

---------------------------------------------------------------------------------------------------------------------
    Name and Address of Registered Holder(s) of Record                      Certificate(s) Enclosed:
                                                                 (Attach signed separate list if space below is
                                                                                  inadequate.)
---------------------------------------------------------------------------------------------------------------------
                                                                    Certificate Number            Number of Shares
                                                                                                   Represented by
                                                                                                    Certificate
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------


                                  INSTRUCTIONS

      1. Guarantee of Signatures. Signatures on this Letter of Transmittal need not be guaranteed: (a) if this Letter of Transmittal is signed by the registered holder(s) of the certificate(s) transmitted herewith and such holder(s) has
(have) not completed the instruction entitled "Special Payment Instruments" and/or "Special Delivery Instructions" on this Letter of Transmittal; or (b) if such certificates are transmitted for the account of an Eligible Institution. In all other cases, all signatures on this Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each of the foregoing constituting an "Eligible Institution"). See Instruction 4.

      2. Delivery of Letter of Transmittal and Certificates; Lost Certificates. Certificates surrendered, as well as a properly completed and duly executed Letter of Transmittal, any required signature guarantees and any other documents required by this Letter of Transmittal, must be delivered to the Exchange Agent at its address set forth on the cover of this Letter of Transmittal. In the event that your certificates have been lost, stolen or destroyed, please indicate this on the face of this Letter of Transmittal. The Exchange Agent will forward you additional documentation that you must complete in order to effectively surrender lost, stolen or destroyed certificates, including an affidavit of the fact that such certificates have been lost, stolen or destroyed. A surety bond may be required. All questions as to the documents, validity, form, eligibility and acceptance for payment of any certificates surrendered pursuant to any of the procedures described herein will be determined by the Exchange Agent, and its reasonable determination shall be final and binding. Delivery of certificates surrendered hereby shall be effected and risk of loss and title to certificates shall pass only upon proper delivery thereof to the Exchange Agent. Delivery of documents to an address other than the address set forth on the cover of this Letter of Transmittal does not constitute delivery to the Exchange Agent. The surrender of certificates will be deemed made only when this Letter of Transmittal and any other documents are actually received by the Exchange Agent.

      The method of delivery of certificates and the other required documents is at the option and risk of the tendering holder. If sent by mail, registered mail with return receipt requested, is recommended.

      3. Inadequate Space. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule and attached hereto.

      4. Signatures on Letter of Transmittal, Stock Powers and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the certificate(s) transmitted hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.

         If any of the certificates transmitted hereby are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

         If any of the certificates transmitted hereby are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

         When this Letter of Transmittal is signed by the registered holder(s) of the certificate(s) listed and transmitted hereby, no endorsements of certificates or separate stock powers or signature guarantees are required. If, however, this Letter of Transmittal is signed by a person other than the registered holder(s), then the certificate(s) transmitted hereby must be endorsed or accompanied by appropriate stock powers. An Eligible Institution must guarantee all signatures on such certificates or stock powers and on this Letter of Transmittal if special payment instructions are given.

         If this Letter of Transmittal or any certificate is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Exchange Agent of this authority so to act must be submitted.

         5. Special Payment and Delivery Instructions; Transfer Taxes. If a check is to be issued in the name(s) of person(s) other than the signer(s) of this Letter of Transmittal or if a check is to be sent to someone other than the signer of this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. If a check is to be issued in the name(s) of person(s) other than the signer(s) of this Letter of Transmittal or if a check is to be sent to someone other than the signer of this Letter of Transmittal, then the certificate(s) transmitted hereby must be endorsed or accompanied by appropriate stock powers. The person requesting such issuance or delivery shall pay to the Exchange Agent any transfer or other taxes payable by reason of the foregoing or shall establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not required to be paid.

         6. Requests for Assistance and Additional Copies. Request for assistance may be directed to the Exchange Agent or to your broker, dealer, commercial bank or trust company. Additional copies of this Letter of Transmittal and the Certification of Taxpayer Identification Number on Substitute Form W-9 may be obtained from the Exchange Agent at the address set forth above.

         7. Substitute Form W-9. Each tendering holder is required to provide the Exchange Agent with a correct taxpayer identification number ("TIN"), generally the holder's social security or federal employer identification number, on Substitute Form W-9, which is provided below. You must cross out item
(2) in the certification box on the Substitute Form W-9 if you are subject to backup withholding. Failure to provide the information on the form may subject the tendering holder to 28% federal income tax withholding on the payments made to the holder or other payee with respect to their certificates. The box in Part 3 of the form may be checked if the tendering holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and the Exchange Agent is not provided with a TIN within sixty (60) days, thereafter the Exchange Agent will withhold 28% of all payments of the merger consideration until a TIN is provided to the Exchange Agent.

         8. No Conditional Surrender. No alternative, conditional or contingent surrender of certificates will be accepted.

         9. Miscellaneous and Inquires. All inquires regarding the surrender of Shares and the Letter of Transmittal should be directed to the Exchange Agent at the address listed above.

--------------------------------------------------------------------------------------------------------------------

               SPECIAL PAYMENT INSTRUCTIONS                               SPECIAL DELIVERY INSTRUCTIONS
              (See Instructions 1, 4 and 5)                               (See Instructions 1, 4 and 5)

To be completed ONLY if the check for the merger            To be completed ONLY if the check for the merger
consideration is to be issued int he name of someone other  consideration is to be sent to someone other than
than the registered holder.                                 the registered holder or to the registered holder
                                                            at an address other than that below.


Issue check to:
                                                            Mail check to:

Name:                                                       Name:
         -----------------------------------------                ---------------------------------------
                     (Please print)                                              (Please print)

Address:                                                    Address:
         -----------------------------------------                    -----------------------------------

         -----------------------------------------                    -----------------------------------
                       (Zip Code)                                                 (Zip Code)

(Taxpayer Identification or Social Security No.):           (Taxpayer Identification or Social Security No.):

------------------                                          -------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                    SIGN HERE

                        Also complete Substitute Form W-9

Signature(s) of Holder(s):
                           ----------------------------------------------------

                           ----------------------------------------------------


Dated:                                , 200__
       -------------------------------

(Must be signed by registered holder(s) exactly as name(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by an officer of a corporation, attorney-in-fact, executor, administrator, trustee, guardian or other person(s) acting in a fiduciary or representative capacity, please set forth full title and see Instruction 4.)

Name(s):
         ----------------------------------------------------------------------


         ----------------------------------------------------------------------
                                            (Print Name)

Capacity (Full Title):
Address:
         ----------------------------------------------------------------------

         ----------------------------------------------------------------------

         ----------------------------------------------------------------------

Area Code and Tel. No:

Taxpayer Identification or Social Security Number:
                                                  -----------------------------
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------


                            GUARANTEE OF SIGNATURE(S)
                     (If Required--See Instructions 1 and 4)

Authorized Signature:
                     ----------------------------------------------------------
Name(s):
        -----------------------------------------------------------------------
                                    (Please print)

Name of Firm:
             ------------------------------------------------------------------
Address:
        -----------------------------------------------------------------------

Area Code and Tel. No.:                       Dated:
                        --------------------

--------------------------------------------------------------------------------

                      REMEMBER TO ENCLOSE YOUR CERTIFICATES

                            IMPORTANT TAX INFORMATION

         Under federal tax law, a holder who transmits certificates hereby is required by law to provide the Exchange Agent with such holder's correct TIN on Substitute Form W-9 below. If such holder is an individual, the TIN is his or her social security number. If the Exchange Agent is not provided with the correct TIN, the holder or other payee may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such holder or other payee with respect to certificates may be subject to backup withholding.

         Certain holders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that holder must submit to the Exchange Agent a properly completed Internal Revenue Service Form W-8BEN, signed under penalties of perjury, attesting to that holder's exempt status. A Form W-8BEN can be obtained from the Exchange Agent. A holder should consult with his, her or its tax advisor as to such holder's qualification for exemption from backup withholding and the procedure for obtaining such exemption.

         If backup withholding applies, the Exchange Agent is required to withhold 28% of any payments made to the holder or other payee. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

Purpose of Substitute Form W-9

         To prevent backup withholding on payments made to a holder or other payee with respect to certificates, the holder is required to notify the Exchange Agent of the holder's correct TIN by completing the form below, certifying that the TIN provided on Substitute Form W-9 is correct (or that such holder is awaiting a TIN) and that (1) the holder has not been notified by the Internal Revenue Service that the holder is subject to backup withholding as a result of failure to report all interest or dividends or (2) the Internal Revenue Service has notified the holder that the holder is no longer subject to backup withholding (3) the holder is a U.S. person (including a U.S. resident alien).

What Number to Give the Exchange Agent

         The holder is required to give the Exchange Agent the TIN (e.g., social security number or employer identification number) of the record owner of the certificates. If the certificates are in more than one name or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

NOTE: Failure to complete and return Substitute Form W-9 may result in backup withholding of 28% of any payments made to you pursuant to the Merger. Please review the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional details.

                                  CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
                                              ON SUBSTITUTE FORM W-9

                                                (See Instruction 7)
--------------------------------------------------------------------------------------------------------------------

SUBSTITUTE                              Part 1-- PLEASE PROVIDE YOUR TIN IN THE      Social Security Number(s)
FORM W-9                                BOX AT RIGHT.  (For most individuals, this
Department of the Treasury              is your social security number.  If you do   _________________________
Internal Revenue Service                not have a number, see the enclosed          OR
                                        Guidelines.) CERTIFY BY SIGNING AND
                                        DATING BELOW                                 Employer Identification
Payer's Request for Taxpayer                                                         Number: __________________
Identification Number (TIN)
--------------------------------------------------------------------------------------------------------------------

Part 2--

Certification -- under penalties of perjury, I certify that:

1. The number shown on this form is my correct Taxpayer Identification Number
(or I am waiting for a number to be issued to me).
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service
("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am not longer subject to backup withholding.
3. I am a U.S. person (including a U.S. resident alien).

                                                                                     Part 3--
Certification instructions-You must cross out item (2) above if you have been        awaiting TIN [ ]
notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.


SIGNATURE                                     Date:
                  ---------------------------      ----------------

                  ---------------------------
                           (Print Name)
--------------------------------------------------------------------------------------------------------------------

NOTE: You must complete the following certificate if you checked the box in Part 3 of Substitute Form W-9.


--------------------------------------------------------------------------------

      Certificate of Awaiting Taxpayer Identification Number I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within sixty (60) days, 28% of all reportable payments made to me thereafter will be withheld until I provide a taxpayer identification number.

         ------------------------------------         -------------------------
Signature                                             Date

--------------------------------------------------------------------------------

Exhibit (a)(1)(iii)

                                  June 10, 2005

Dear Series A Convertible Preferred Stockholder:

You may have been contacted previously regarding the offer of the Company to exchange common stock and warrants to purchase common stock for your shares of the Company's Series A Preferred Stock.

Regulations of the Securities Exchange Commission require that you be given certain rights in such an exchange offer including the right to withdraw your tendered shares until such time that the exchange offer is terminated. Because the Company's disclosure materials did not adequately explain this right to you, we have extended the exchange offer until July 13, 2005, and have provided you with the right to withdraw any tendered shares on or prior to that date, all as explained in the attached Addendum dated June 10, 2005, to the Company Memorandum dated April 21, 2005.

We apologize for any confusion this may cause you. If you have any questions, you are encouraged to call your financial advisor at Jones, Byrd & Attkisson, the Company's placement agent.


                                                     Sincerely,



                                                     Clifford A. Clark
                                                     CFO and Secretary

                             Addendum to Memorandum
                              Dated April 21, 2005


      This Addendum is dated June 10, 2005, and is intended to supplement the Memorandum of Market Central, Inc. d/b/a Scientigo, Inc. (the "Company") dated April 21, 2005 (the "Memorandum"), with respect to the Company's Exchange Offer to the record holders of the Company's Series A Preferred Stock. All capitalized terms used herein have the same meaning as set forth in the Memorandum.

      As of the date hereof, the Company has accepted subscriptions for $4,360,625 Principal Amount of the Notes.

      Effective May 31, 2005, the Company consummated the transaction with its largest shareholder as described at "Recapitalization Transaction" in the Memorandum upon the terms described in the Memorandum.

      The Exchange Offer shall remain open until July 13, 2005, and any holders of Series A Preferred Stock who elect to withdraw their tender of their Preferred Stock may do by delivering written notice of such election to the Exchange Agent as set forth in the Memorandum and the form of Letter of Transmittal attached to the Memorandum as Attachment F.

      Upon exchange of their Series A Preferred Stock, the holders of such Stock will no longer be entitled to accrue dividends at the rate of four (4%) percent per annum payable in additional shares of Series A Preferred Stock. The holders of the Company's Common Stock are entitled to one (1) vote per share. The holders of the Company's Series A Preferred Stock are not entitled to voting right except with respect to certain specified corporate actions.



                                              June 10, 2005